UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Core Lithium Corp.

(Exact name of registrant as specified in its charter)

Nevada	87-0533626
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

250 East Fifth Street, 15th Floor PMB #121 Cincinnati, OH	45202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (513) 924-4980

Securities to be registered pursuant to Section 12(b) of the Exchange Act: None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

Common Stock

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INDEX TO FORM 10

EXPLANATORY NOTE

In this Registration Statement on Form 10 (this “Registration Statement”), unless otherwise indicated, the terms “Company”, “we”, “us”, and “our” refer to Core Lithium Corp., a Nevada corporation. We were previously a public reporting company but exited the reporting system in 2007, at which time we were delinquent in meeting our periodic reporting obligations under the federal securities laws. We are filing this Registration Statement on Form 10 under the Securities Exchange Act of 1934 (the “Exchange Act”) on a voluntary basis to become a public reporting company a second time in order to provide current public information relating to our Company and our securities to the investment community.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains certain forward-looking statements. When used in this Registration Statement, statements which are not historical in nature, including words such as “believe,” “expect,” “may,” “will,” “should,” “expect,” “project,” “intend”, “plan”, “estimate”, “anticipate” or similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this Registration Statement are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to them. These statements are not statements of historical fact, and are subject to risks and uncertainties, some of which are not currently known to us, which may change over time and which may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. We derive most of our forward-looking statements from our current plans, expectations and forecasts, which are based upon certain assumptions and are subject to a number of risks and uncertainties that could significantly affect our future financial condition and results. While we believe that our assumptions are reasonable, we caution that it is difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. There may be other factors not presently known to us or which we currently consider to be immaterial that may cause our actual results to differ materially from the expectations expressed or implied in our forward-looking statements.

All forward-looking statements and projections attributable to us or persons acting on our behalf apply only as of the date of this Registration Statement and are expressly qualified in their entirety by the cautionary statements included in this Registration Statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating information presented herein.

ITEM 1. BUSINESS.

Corporate History and Overview

Core Lithium Corp. (the “Company”) was originally incorporated under the name “Top Flight Software, Inc.” under the laws of the state of Nevada on December 29, 1994. The Company was originally formed to develop and market specialized software applications for pigeon breeders and racers. On November 2, 1998, the Company changed its name to “Dendo Global Corp.” The Company’s initial operations were unsuccessful, and in August 2004, the company changed business directions to focus on producing a secure wireless communications toolset to be used by emergency first responders for interagency interoperability, communication and collaboration. On October 14, 2004, the Company changed its name to “TechAlt, Inc.” in connection with this new business plan. The TechAlt operations proved to be unsuccessful, and the Company ceased its TechAlt operations in or around September 2005.

On July 30, 2012, the Company’s name was changed to “All American Energy Holding, Inc.” in furtherance of a new business plan involving the leasing of propane tanks. The propane tank leasing operations were unsuccessful, and the Company ceased such operations in or around August 2015. On September 15, 2017, the Company effected a 1-for-110 reverse stock split of the Company’s issued and outstanding common stock and changed its name to “All American Energy Corp.”

Effective April 11, 2018, the Company changed its name to “Core Lithium Corp” in furtherance of its new business plan involving the exploration, mining and development of lithium assets in North America. Pursuant to our Restated Articles of Incorporation, as filed with the Nevada Secretary of State on December 16, 2013, the Company is authorized to issue 1,666,666,667 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. As of July 2, 2018, we had 67,794,661 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

On August 23, 2004, the Company filed a Certificate of Designation with the Nevada Secretary of State designating 4,000,000 shares of preferred stock as Series A Convertible Preferred Stock. On December 22, 2004, the Company filed a Certificate of Amendment to the Certificate of Designation amending the Certificate of Designation to increase the authorized number of shares of Series A Convertible Preferred Stock to 4,820,000. As of July 2, 2018, there were no shares of Series A Convertible Stock issued and outstanding.

On August 25, 2008, the Company filed a Certificate of Designation with the Nevada Secretary of State designating 5,000,000 shares of preferred stock as Series B Convertible Preferred Stock. As of July 2, 2018, there were no shares of Series B Convertible Preferred Stock issued and outstanding.

We are now in the process of developing and carrying out a new business opportunity as an exploration stage mining company engaged in the identification, acquisition, and exploration of metals and minerals, with a focus on lithium mineralization on our mineral properties located in Quebec, Canada. We intend to conduct exploration and development programs on our recently acquired properties as described in further detail below. On December 17, 2017, we entered into a Definitive Agreement for Quadra Lithium Claims (the “Contigo Agreement”) with Contigo Resources Ltd., a corporation formed under the laws of British Columbia, Canada (“Contigo”), pursuant to which the Company acquired all of Contigo’s interest in fifty-six (56) mineral exploration titles issued by the Province of Quebec named the “Quadra Lithium Claims.” The geographic area underlying the Quadra Lithium Claims totals approximately 7,840 acres in the James Bay region of Northern Quebec, Canada. Pursuant to the terms of the Contigo Agreement, as consideration for all of Contigo’s interest in the Quadra Lithium Claims, we agreed to: (i) issue a total of 700,000 restricted shares of common stock to Contigo and its affiliate within sixty (60) days following the effective date of the Contigo Agreement, (ii) pay $20,000 USD to Contigo within one hundred twenty (120) days following the effective date of the Contigo Agreement, and (iii) grant a 2% “Net Smelter Returns Royalty” to Contigo on the Quadra Lithium Claims and on any claims or property the Company comes to own within two (2) kilometers of the limits of the Quadra Lithium Claims. The Contigo Agreement describes “Net Smelter Returns” as the actual proceeds received from any mint, smelter, refinery or other purchaser from the sale of mineral products, or proceeds received from an insurer in respect of mineral products. The Contigo Agreement provides further that the Company may purchase 1% of the Net Smelter Returns upon payment of $750,000 USD to Contigo.

Since we are an exploration stage company, there is no assurance that a commercially viable mineral reserve exists on any of our current or future properties. To date, we do not know if an economically viable mineral reserve exists on our property, and there is no assurance that we will discover one. Even if we do eventually discover mineral reserves on our property, there can be no assurance that we will be able to develop our property into a producing mine and extract those resources. Both mineral exploration and development involve a high degree of risk, and few properties which are explored are ultimately developed into producing mines.

Industry

By industry standards, there are generally four types of mining companies. Under the terms of SEC Industry Guide 7, which applies to companies engaged or to be engaged in significant mining operations, the Company is currently in the exploration stage or state. Exploration stage companies are companies engaged in the search for mineral deposits (reserves) which are not in either the development or production stage. With respect to our recently acquired mineral properties, we have not established that they contain any mineral reserves, and there can be no assurance that we will be able to do so in the future. If we are unable to discover mineral reserves on any of our current or future properties, our business could fail.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Worldwide lithium production increased by an estimated 12% in 2016 in response to increased lithium demand for battery applications. Demand for electric cars continued to grow in 2017, and lithium is a key metal used in the batteries that power electric cars. The Company believes the growing demand for Lithium ion batteries will continue to drive demand for lithium products, and that the domestic market for lithium products will be under-supplied for years to come. This situation should position the Company well if the Company is able to raise the required capital to continue its exploration efforts and successfully identify a commercially viable lithium deposit.

Long-term supply is uncertain as the major lithium producers are brine projects which cannot easily increase capacity (risk collapse of water table), and hard rock lithium mining operations are relatively expensive and time-intensive, which can be cost prohibitive. Even if we are eventually able to discover a mineral reserve on one or more of our properties, there can be no assurance that we will be able to develop our properties into producing mines and extract those resources. Both mineral exploration and development involve a high degree of risk, and few properties which are explored are ultimately developed into producing mines.

Plan of Operations

Our current focus is to raise capital and begin exploration activities on the Quadra Lithium Claims. We have not discovered any ores or reserves on the Quadra Lithium Claims to date. Our planned work is exploratory in nature.

The ultimate goal of our assessment work on the Quadra Lithium Claims is to identify locations where we should drill for precious metals. To achieve that goal, using the data that is available to us, various assumptions must be made regarding the potential for mineralization on our properties. In conducting our exploration activities, we must interpret various assumptions and make further assumptions of our own, which involves risk.

The Quadra Lithium Claims project is situated in a geological setting that is favorable for the mineralization of Lithium-Cesium-Tantalum (“LCT”) pegmatite deposits. Lithium pegmatites are closely associated with their parent granites, and when studied, spatial relationships can be determined. Generally occurring on the periphery of their parent granites, geochemical relationships can indicate zonation within pegmatites and vector towards mineralization. For this reason, it is important to determine subtle changes in both the granite and pegmatites. Our exploration program will utilize various methods to define the geochemistry of the core project, in an attempt to map spatial relationships and further constrain potential lithium bearing pegmatites.

Our proposed field work will involve a phased exploration program to properly evaluate the potential for mineralization on the Quadra Lithium Claims. We must conduct exploration to determine what minerals exist on our property, and whether such minerals can be economically extracted and profitably processed.

The proposed exploration program will be split into three phases, with each subsequent phase building from, and dependent upon, the prior phase or phases. The primary objective of the three phases will be to identify and define pegmatite targets and gather enough evidence to justify drill testing of the targets. If a coherent alteration assemblage can be determined on the property, coupled with Mobile Metal Ion (“MMI”) soil anomalies and/ or outcropping pegmatites in prospective areas, then potential drill targets can be defined. This would provide a solid validation for testing later on. It is important to recognize that this is an early stage exploration program and there are no guarantees that this program will identify drill targets of lithium mineralization. The following is a description of the proposed exploration methods and estimated costs for the three phases of our proposed exploration program.

Phase 1 –– Estimated Cost: $21,560

Aster Imagery Processing – Interpretation of satellite images detecting numerous different wavelengths of light. Different light signatures can indicate different mineral assemblages, and consequently differing alteration. Weathering will differ between granites and pegmatites, and therefore Aster imagery can be an effective tool in identifying potential targets. Additionally, alteration zonation within the parent magma can be recognized, and when coupled with existing deposit locations, can be used to ascertain targets.

Phase 2 –– Estimated Cost: $67,636

Airborne Geophysics and Orthophoto – Conduct a detailed magnetic geophysical survey to detect variations in the earth’s magnetic field. Used to detect changes in the bedrock and map structural controls associated with pegmatites. As a parent magma cools, it contracts, forming regional faults. In the final phase of cooling, pegmatite dykes will pulse from the magma along these faults. Therefore, pegmatites will hold a strong spatial relationship with regional faults. A MAG survey will be useful in determining prominent structures across the property. The survey will use 100m spacings, with 1000m spaced tie lines. This will help define targets and delineate regions of interest for Phase 3. Additionally, an orthophoto will be taken over the project. This will help with future groundwork, as well as identify potential outcrops and their orientations.

Phase 3 –– Estimated Cost: $391,129

Field Work – Investigate and follow up the targets identified from Phases 1 and 2. Phase 3 will include mapping, geochemical sampling and trenching. The details and size of this program will vary dependent upon the quality and size of targets identified in Phases 1 and 2. Evidence will be collated through various methods with the desired intention of confirming the presence of mineralized lithium pegmatites on the property. A broad scale MMI geochemical sampling program will be conducted to test for any undercover pegmatites. MMI samples test the soil for MMIs, transported through groundwater. Because the process occurs rapidly, MMI sampling is an effective method for testing young soils and till, and should not be masked by (relatively) recent events (such as transported till cover). The MMI samples will receive a multi element suite analysis, which includes Lithium, Cesium and Tantalum. Because pegmatites are geochemically distinguishable from the country rock, detection of blind bedrock may become possible. This broad sampling program will map the changing geochemical footprint of the magmatic system, and will be complimented by tightly spaced grids over the most prospective areas identified in Phases 1 and 2. Country rock will be systematically grab sampled to note for changes in regional geochemistry, and any outcropping pegmatites will be thoroughly sampled for lithium grade. Depending upon surface cover and exposure, trenching by means of a can-dig portable excavator and pump may be utilized to clear prospective pegmatites or outcrop for channel sampling.

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and project development. In order to fund our proposed exploration program, the Company will attempt to raise additional money through a private placement, public offering or loan transactions. Further exploration and development of the Company’s current and future projects will be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of our projects.

Sources of Available Land for Mining and Exploration

There are generally five primary sources of land available for exploration, development and mining: public lands, private fee lands, unpatented mining claims, patented mining claims, and tribal lands. The primary sources for acquisition of these lands are the United States government, through the Bureau of Land Management and the United States Forest Service, state governments, tribal governments, foreign governments, and individuals or entities that currently hold title to or lease government and private lands.

There are numerous levels of government regulation associated with the activities of exploration and mining companies. Permits include “Notice of Intent” to explore, “Plan of Operations” to explore, “Plan of Operations” to mine, “Reclamation Permit,” “Air Quality Permit,” “Water Quality Permit,” “Industrial Artificial Pond Permit,” and several other health and safety permits. These permits are and will be subject to amendment or renewal during our operations. Although there is no guarantee that the appropriate regulatory agencies will timely approve, if at all, the necessary permits for our current operations or other anticipated operations, we have no reason to believe that the necessary permits will not be issued in due course. The total cost and effects of the permitting and bonding process on our operations cannot be estimated at this time. Costs will vary for each project, when initiated, and could have a material effect on our operations.

In the United States, the federal government owns public lands that are administered by the Bureau of Land Management or the United States Forest Service. Ownership of the subsurface mineral estate can be acquired by staking a twenty (20) acre mining claim granted under the General Mining Law of 1872, as amended (the “General Mining Law”). The Federal government still owns the surface estate, even though the subsurface can be controlled with a right to extract through claim staking. Private fee lands are lands that are controlled by fee-simple title by private individuals or corporations. These lands can be controlled for mining and exploration activities by either leasing or purchasing the surface and subsurface rights from the private owner. Unpatented mining claims located on public lands owned by another entity can be controlled by leasing or purchasing the claims outright from the owners. Patented mining claims are claims that were staked under the General Mining Law, and through application and approval, the owners were granted full private ownership of the surface and subsurface estate by the federal government. These lands can be acquired for exploration and mining through lease or purchase from the owners. Tribal lands are those lands that are under control by sovereign Native American tribes. Areas that show promise for exploration and mining can be leased or joint ventured with the tribe controlling the land.

Exploration and development activities in foreign countries are subject to applicable foreign laws and regulations. As with mining activities in the United States, obtaining mining rights under such laws, and obtaining and maintaining necessary licenses, permits and other approvals, may have a material effect on our operations in terms of time and costs. Although there is no guarantee that the appropriate regulatory authorities will timely, if ever, approve our intended operations, we have no reason to believe that all necessary permits and approvals will not be obtained in due course in order to carry out our intended operations.

The Quebec Mining Act is the provincial legislation that governs and regulates prospecting, mineral exploration, mine development and rehabilitation in Quebec, Canada. The Mining Act recognizes that mineral resources are present throughout Quebec and constitute social wealth for present and future generations, and that it is necessary to promote the optimal use of mineral resources and engage in mineral development in a manner that is respectful of the environment and Quebec’s local and Native communities. The purpose of the Mining Act is to encourage prospecting, staking and exploration for the development of mineral resources in a manner that is consistent with the recognition and affirmation of existing rights and interests of Native communities, including the duty to consult, and to minimize the impact of these activities on public health and safety and the environment.

Competition

The mineral exploration industry is highly competitive. We are a new exploration-stage company and have a weak competitive position in the industry. We compete with many companies in the mining business, including larger, more established mining companies with substantial capabilities, personnel and financial resources, as well as independent producers and institutional and individual investors who are actively seeking to acquire mineral exploration properties throughout the world, together with the equipment, labor and materials required to operate on those properties. Additionally, there is a limited supply of desirable mineral lands available for claim-staking, lease or acquisition in Canada, the United States and other areas where we may conduct exploration activities. Competition for the acquisition of mineral exploration interests is intense, with many mineral exploration leases or concessions made available in a competitive bidding process in which we may lack the technological information or expertise available to other bidders.

Many of the mineral exploration companies with which we compete for financing and for the acquisition of mineral exploration properties have greater financial and technical resources than those available to us. Many of our competitors have been in business longer than us, have established more strategic partnerships and relationships than us, and have greater access to financial resources than we do. Accordingly, our competitors may be able to spend greater amounts of time and/or money on acquiring mineral exploration interests of merit or on exploring or developing their mineral exploration properties. This advantage could enable our competitors to acquire mineral exploration properties of greater quality and interest to prospective investors who may choose to finance their additional exploration and development. Because we compete with companies that have greater financial resources and larger technical staffs, we may be at a competitive disadvantage in acquiring desirable mineral properties, and certain properties that would otherwise be attractive to us for exploration or acquisition may be unavailable due to our relative lack of financial and technical resources. Such competition could adversely impact our ability to attain the financing necessary for us to acquire further mineral exploration interests or explore and develop our current or future mineral exploration properties.

We also compete with other junior mineral exploration companies for financing from a limited number of investors who are prepared to invest in such companies. The presence of competing junior mineral exploration companies may impact our ability to raise additional capital in order to fund our acquisition of mineral exploration properties or exploration programs to the extent that investors perceive investments in our competitors as more attractive based on the merit of our competitors’ mineral exploration properties or the price of the investment opportunity. In addition, we compete with both junior and senior mineral exploration companies for available technical resources and personnel, including, but not limited to, professional geologists, land specialists, engineers, camp staff, helicopters, float planes, mineral exploration supplies and drill rigs. Competition may result in our Company being unable not only to acquire desirable mineral properties, but to recruit and retain qualified employees and consultants, to obtain equipment and personnel to assist in our exploration activities, and/or to acquire the capital necessary to fund our operations and advance our mineral properties.

General competitive conditions may be substantially affected by various forms of legislation and/or regulation introduced from time to time by the governments of the United States and other countries, as well as factors beyond our control, such as international political conditions, fluctuations in market prices, and fluctuations in overall levels of supply and demand for mineral exploration and mineral products.

In the face of competition, we may not be successful in acquiring, exploring or developing profitable mineral properties or interests, and we cannot give any assurance that suitable properties or interests will be available for our acquisition, exploration or development. Despite this, we intend to compete successfully in the mineral exploration industry by: (i) keeping our costs low; (ii) relying on the strength of our management’s contacts; and (iii) using our size and experience to our advantage by adapting quickly to changing market conditions or responding swiftly to potential opportunities.

Compliance with Government Regulations

Various levels of governmental controls and regulations address, among other things, the environmental impact of mineral exploration and mineral processing operations and establish requirements for decommissioning of mineral exploration properties after operations have ceased. With respect to the regulation of mineral exploration and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various aspects of the operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mineral exploration properties following the cessation of operations and may require that some former mineral properties be managed for long periods of time.

Our current and future mineral exploration activities will be subject to various levels of federal, state, local and foreign laws and regulations relating to protection of the environment. Some of these laws and regulations include the Quebec Mining Act in Canada, and potentially the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right-to-Know Act, the Endangered Species Act, the Federal Land Policy and Management Act, the National Environmental Policy Act and the Resource Conservation and Recovery Act in the United States.

Within Canada, prospectors can explore ‘open’ Crown lands (or in Quebec, lands that are privately owned), with a prospecting permit, and can ‘stake’ the mineral rights if the land has not already been located and recorded by another party. These rights are acquired on a first come, first served basis. Land can be located on the ground through traditional staking methods (namely, cutting claim posts and blazing claim lines, in Quebec using government issued tags), but most provinces have now adopted ‘map designation’ in lieu of ground staking, where claims are delineated online on a grid system based on global positioning system technology (in either instance, claims that are ‘ground staked’ or ‘map designated’ are referred to as being ‘located’).

Mining claims that are located and recorded are generally referred to as ‘unpatented’ mining claims (in Quebec, merely ‘mining claims’) and are subject to certain payments and prescribed exploration or assessment work obligations.

Mining companies operating in Canada are required to submit exploration plans or obtain exploration permits prior to conducting activity on mining claims or leases as of April 1, 2013. A necessary component of such plans or permits is to satisfy the government that the company has consulted with aboriginal peoples in the vicinity of the property.

Depending on the type, location and size of a mining project, the project may be subject to both federal and provincial or territorial permitting requirements and environmental assessment processes. In all jurisdictions, where a proposed project is subject to environmental assessment, the project may not proceed before the environmental assessment process is complete and a positive determination is granted.

Operations at our property underlying the Quadra Lithium Claims will be subject to various federal and state laws and regulations in Quebec, Canada which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We will be required to obtain those licenses, permits or other authorizations currently required to conduct exploration and other mining activities. There are no current orders or directions relating to us or to our lithium properties with respect to such laws and regulations.

Compliance with applicable laws and regulations may involve feasibility studies on the surface impact of our proposed operations, costs associated with minimizing surface impact, water treatment and protection, reclamation activities, including rehabilitation of various sites, on-going efforts at alleviating the mining impact on wildlife and permits or bonds as may be required to ensure our compliance with applicable laws and regulations. It is possible that the costs and delays associated with such compliance could become so prohibitive that we may decide to not proceed with exploration, development, or mining operations on any of our mineral properties. We are not presently aware of any specific material environmental constraints affecting our mineral properties that would preclude the exploration, economic development or operation of such properties in Canada. We plan to secure all state, federal, local and foreign permits necessary for our exploration activities, and we intend to file applications for the required permits to conduct our exploration programs, as necessary. It is difficult to estimate the cost of compliance with environmental laws and regulations because the full nature and extent of our proposed activities cannot definitively be determined at this time.

Employees

We have no full-time or part-time employees, with the exception of Christopher P. Vallos, our sole director and principal executive officer. Mr. Vallos devotes substantially all of his time to the business and affairs of our Company. We do not currently have any pension, health, annuity, insurance, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage contractors and consultants from time to time to consult with us on specific corporate affairs, or to perform specific tasks in connection with our exploration activities. We will hire contractors on an as needed basis.

Corporate Information

Our principal executive offices are located at 250 East Fifth Street 15th Floor PMB#121 Cincinnati, OH 45202. Our telephone number is 513-924-4980. Our website is located at: www.corelithium.com. Our stock transfer agent is Action Stock Transfer Corp., located at 2469 E. Fort Union Blvd., Suite 214, Salt Lake City, UT 84121.

ITEM 1A. RISK FACTORS.

You should carefully consider the risks described below, together with all the other information included in our public filings, before making an investment decision with regard to our securities. The statements contained in or incorporated into this document that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following events described in these risk factors actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, we face a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays encountered in connection with the exploration of mineral properties. Potential problems include, but are not limited to, unanticipated problems relating to exploration, environmental permitting difficulties and delays, and additional costs and expenses that may exceed our current estimates. The expenditures we plan to make in the exploration of our mineral claims may not result in the discovery of commercially viable mineral deposits. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of our exploration do not reveal viable commercial mineralization, we may decide to abandon our claims. If this happens, our business will likely fail.

Because of the speculative nature of exploration of mineral properties, we may never discover a commercially exploitable quantity of minerals, our business may fail, and investors may lose their entire investment.

We plan to conduct mineral exploration activities on our mineral properties. The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that exploration on our properties will establish the existence of commercially exploitable mineral reserves on our property. Potential problems that may prevent us from discovering any mineral reserves on our property include, but are not limited to, unanticipated problems relating to exploration, environmental permitting difficulties and delays, and additional costs and expenses. If we are unable to establish the presence of commercially exploitable mineral reserves on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably, and investors may lose all of their investment in our company.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses that could materially and adversely affect our operations.

Exploration for minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Few properties that are explored are ultimately advanced to the stage of producing mines. Our exploration efforts are, and any future development or mining operations we may elect to conduct will be, subject to all the operating hazards and risks normally incident to exploring for and developing mineral properties, including, without limitation:

●	Economically insufficient mineralized material;
●	Fluctuations in production costs that may make mining uneconomical;
●	Labor disputes;
●	Unanticipated variations in grade and other geologic problems;
●	Environmental hazards;
●	Water conditions;
●	Troublesome surface or underground conditions;
●	Industrial accidents;
●	Metallurgical and other processing problems;
●	Mechanical and equipment performance problems;
●	Failure of pit walls or dams;
●	Unusual or unexpected rock formations;
●	Personal injury fire, flooding, cave-ins, and landslides; and
●	Decrease in reserves due to lower prices of lithium and other commodities.

Any of these risks can materially and adversely affect, among other things, the development of mineral properties, production quantities and rates, costs and expenditures, and production commencement dates. We currently have no insurance to guard against any of these risks. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write-down of our investment in these interests. These factors may result in losses proportionate to amounts spent, which may not be recoverable.

The potential profitability of mineral ventures depends in part upon factors beyond the control of our company. Even if we are able to discover and exploit hard-rock lithium deposits, we may never become commercially viable and may be forced to cease operations.

The commercial feasibility of mineral properties is dependent upon many factors beyond our control, including the existence and size of mineral deposits in the properties we explore, the proximity and capacity of processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production, and environmental regulation. These factors cannot be accurately predicted and any one or more of these factors may result in our company not receiving an adequate return on invested capital. These factors may have material and negative effects on our financial performance and our ability to continue operations.

Our business plan of exploring, mining and developing prospective lithium assets is sensitive to a number of industry-specific and global issues and events, including, without limitation:

●	Changing regulatory environment – Changes in the regulatory environment may have an adverse impact on our ability to explore and develop our mineral properties.
●	Geographic considerations – Our operations outside the United States are subject to special risks and restrictions, including changes in local political or economic conditions, fluctuations in currency values, exchange control regulations, import or export licensing requirements, import and trade restrictions, and other domestic and foreign governmental practices and policies affecting U.S. companies doing business in foreign countries.
●	Economic and political change – Our business could be adversely affected by economic and political changes in the markets where we compete, including, without limitation: inflation rates, recessions, trade restrictions, foreign ownership restrictions and economic embargoes imposed by the United States or any of the foreign countries in which we do business; changes in applicable laws, taxation, and regulations, and in the interpretation, application and enforcement of such laws, taxation, and regulations; restrictions imposed by the United States government or foreign governments through exchange controls or taxation policy; nationalization or expropriation of property, undeveloped property rights, and legal systems or political instability; and other external factors over which we have no control. Economic and political conditions within the United States and foreign jurisdictions, or strained relations between countries, may result in fluctuations in demand, price volatility, supply disruptions, or loss of property.
●	Climate conditions – Adverse weather conditions may impact our ability to efficiently conduct exploration activities on our mineral properties and ultimately extract lithium from any lithium deposits we discover. The nature of these events makes them difficult to predict.
●	Fluctuating commodity prices – Our operating results could be significantly affected by commodity costs, including costs of raw materials. We may not be able to raise our prices or improve our productivity to sufficiently offset future increases in commodity pricing, and increases in commodity prices may negatively affect our financial condition and results of operations.

Because mineral exploration and development activities involve inherent risks, we may be exposed to environmental liabilities, which may result in a financial loss to our stockholders.

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Our mineral properties do not currently have any known mineral deposits or reserves. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labor are inherent risks involved in extraction operations and exploration programs. Without liability insurance, we may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards. Previous mining exploration activities may have caused environmental damage to our mineral properties. It may be difficult or impossible to assess the extent to which such damage was caused by us or by the activities of previous operators. If our mineral properties are found to have commercial quantities of ore, we may be subject to additional risks involved with future development and production activities.

Mineralized material is based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralized material presented in our filings with securities regulatory authorities, including the SEC, press releases, and other public statements that may be made from time to time, are based upon estimates made by our consultants. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineralized material on our properties. Until mineralized material is actually mined and processed, it must be considered an estimate only. These estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure investors that these mineralized material estimates will be accurate or that this mineralized material can be mined or processed profitably. Any material changes in estimates of mineralized material will affect the economic viability of placing a property into production and such property’s return on capital. There can be no assurance that minerals recovered in small scale tests will be recovered at production scale. The mineralized material estimates have been determined and valued based on assumed future prices, cut-off grades, and operating costs that may prove inaccurate. Extended declines in market prices for lithium and other alkali metals may render portions of our mineralized material uneconomical, which may adversely affect the commercial viability of one or more of our properties and could have a material adverse effect on our results of operations or financial condition.

The construction of mines is subject to all the risks inherent in construction.

Mine construction is subject to all the risks inherent in general construction. These risks include potential delays, cost overruns, shortages of material or labor, construction defects, and injuries to persons and property. While we anticipate taking all measures which we deem reasonable and prudent in connection with any future construction, there is no assurance that the risks described above will not cause delays or cost overruns in connection with such construction. Any delay would postpone our anticipated receipt of revenue and adversely affect our operations. Cost overruns would likely require us to obtain additional capital in order to commence production. Any of these occurrences may adversely affect our ability to generate revenues and the price of our stock.

Mineral exploration and development activities are subject to comprehensive regulation, which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on our company.

Mineral exploration and development activities are subject to various laws, regulations and policies governing prospecting, mine development, mineral production, removal and transport of natural resources, as well as discharge of materials into the environment. Mining activities are also subject to various regulations regarding taxation, import and export, labor standards, occupational health standards, safety standards, waste disposal, toxic substances, land use, water use, environmental protection, and other matters.

Permits from various foreign, federal, state, provincial and local governmental authorities are required for mining operations to be conducted, and no assurance can be given that such permits will be successfully obtained. Environmental and other legal standards imposed by governmental authorities may be changed, and any such change may prevent us from conducting planned activities, or increase our costs of doing so, which could have material adverse effects on our business. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on our business operations. Additionally, we may be subject to liability for pollution or other environmental damages, which we may not be able to insure against due to prohibitive premium costs and other financial and practical considerations. Any laws, regulations, or policies of any government body or regulatory agency may be changed, applied, or interpreted in a manner which will alter and negatively affect our ability to carry on our business. We cannot assure you that new rules and regulations will not be enacted, or that existing rules and regulations will not be applied in a manner which could limit or curtail our exploration or development activities on our properties.

We believe we are in compliance with all material laws and regulations that currently apply to our activities, but there can be no assurance that we can continue to remain in compliance. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such necessary approvals are required and not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

As we face intense competition in the mineral exploration industry, we will have to compete with our competitors for financing, and for qualified managerial and technical employees.

Our existing property rights are in Canada, and our competition there includes large, established mining companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. We may also have to compete with the other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or qualified employees, our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

Title to mineral properties can be uncertain, and we may be at risk of losing ownership rights to one or more of our properties.

Our ability to explore and operate our properties depends on the validity of our title to such properties. Certain mining rights, such as unpatented mining claims, provide only possessory title, and their validity is often subject to contest by third parties or the government, which makes the validity of such claims uncertain and risky. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work, and possible conflicts with other claims not determinable from descriptions of record. We have not obtained a title opinion on any of our properties, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair development and/or operations. We remain at risk that our mining claims may be forfeited either to appropriate governmental authorities or to rival private claimants.

We have no known mineral reserves on our properties, and if we are unsuccessful in identifying mineral reserves in the future, we may not be able to realize any profit from our property interests.

We are an exploration stage company and have no reported mineral reserves. Any mineral reserves will only come from extensive exploration, engineering, and evaluation of existing or future mineral properties. The lack of reserves on our mineral properties could prohibit us from sale or joint venture of our mineral properties. Additionally, if we or partners with whom we may joint venture any of our mineral properties are unable to develop reserves on our mineral properties, we may be unable to realize any profit from our interests in such properties, which could have a material adverse effect on our financial position and results of operations.

If the cost of extracting any minerals that might be found on our mineral properties exceeds the selling price of such minerals, we would not be able to develop the mineral properties. Accordingly, even if ore reserves were found on our properties, we may still not be able to economically extract the minerals from the properties, in which case we would have to abandon the properties and seek other mineral properties to develop. Alternatively, our inability to obtain profits from our mineral properties may cause us to suspend or cease our operations.

Our inability to secure key raw materials, or to pass through increases in costs and expenses for other raw materials and energy, could have an adverse effect on our results of operations.

The eventual profitability of our operations will depend, in part, upon our ability to economically obtain resources, including energy and raw materials. Our business will rely upon our ability to produce, or otherwise obtain, lithium of sufficient quality and in adequate amounts to meet future customer demands. If we fail to secure and retain the rights to continue to access these key raw materials, we may have to restrict or suspend our operations, which could harm our business, results of operations and financial condition. In some cases, access to raw materials is subject to decisions or actions by governmental authorities which could have an adverse impact on us. Our raw material and energy costs can be volatile and may increase significantly over time. We plan to attempt to pass through any such changes in the prices of raw materials and energy to our customers, but we may be unable to do so, or may be delayed in doing so. Any increased prices we eventually charge to our customers in order to offset increases in the prices we pay for raw materials could cause us to suffer a loss of sales volumes. Our inability to efficiently and effectively pass through such price increases, or inventory impacts resulting from such price volatility, could adversely affect our financial condition and results of operations.

Severe weather or violent storms could materially affect our operations due to damage or delays caused by such weather.

Our exploration activities are subject to normal seasonal weather conditions that often hamper, and may temporarily prevent, exploration activities. There is a risk that unexpectedly harsh weather or violent storms could affect areas where we conduct exploration activities. Delays or damage caused by severe weather could materially affect our operations and our financial position.

Our business is extremely dependent on lithium, commodity prices, and currency exchange rates, over which we have no control.

Our operations will be significantly affected by changes in the market price of lithium and other commodities since the evaluation of whether a mineral deposit is commercially viable is heavily dependent upon the market price of lithium and other commodities. Commodity prices also affect the value of exploration projects we own or may wish to acquire. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond our control. The supply and demand for lithium and other commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of these commodities, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The prices of commodities have fluctuated widely over the years, and future significant price declines could have a material adverse effect on our financial position and results of operations.

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at our mineral properties will be delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic factors that have not been identified or correctly appreciated at the proposed level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of these resulting variances may have a positive effect, while others may have a negative effect on mining and processing operations. These uncertainties are inherent risks in any mining operation.

We may not have sufficient funding for exploration, which may impair our profitability and growth.

The capital required for exploration of mineral properties is substantial. From time to time, we will need to raise additional cash or enter into financing or joint venture arrangements in order to fund the exploration activities required to determine whether mineral deposits on our projects are commercially viable. New financing or acceptable joint venture arrangements may or may not be available on a basis that is acceptable to us. Inability to obtain new financing or joint venture partners on acceptable terms may prohibit us from continued exploration of our mineral properties. Without successful sale or future development of our mineral properties through joint venture, we will not be able to realize any profit from our interests in such properties, which could have a material adverse effect on our financial position and results of operations.

Risks Related to Our Company

We have incurred losses in prior periods and may incur losses in the future.

We cannot assure you that we will achieve or sustain profitability on a quarterly or annual basis in the future. Although our Company has had a legal existence for over twenty (20) years, our current plan of operations involves the establishment of a new business in the lithium mining industry. Our current business and plan of operations are therefore subject to the risks and competition inherent in the establishment of a business enterprise. There can be no assurance that future operations will be profitable. We may not achieve our business objectives, and the failure to achieve such objectives may significantly affect our ability to continue as a going concern.

Our corporate history involves the undertaking of various business models and plans over the years, and there may be unknown claims or liabilities related to prior operations of which we are not aware. Any unknown claims or liabilities that may be asserted against our Company could have a material impact on our current business plan, financial position and results of operations.

Our Company was incorporated in 1994 and, as such, has been around for a long time. Although we are now undertaking a new business as a mineral exploration company, we have undertaken various business models over the years since our inception. Our current management team is not familiar with all the prior operations of the Company. There may be claims or liabilities related to prior operations asserted against our Company which we are unaware of. If any such claims or liabilities were brought to the surface, our business, financial condition and results of operations could be materially and adversely affected. If we do not have sufficient resources to defend against such claims or to satisfy any unknown obligations or liabilities that might arise, we may be forced to cease operations.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Our independent auditors have stated that our financial statements for the fiscal years ended December 31, 2017 and December 31, 2016 were prepared assuming that we would continue as a going concern. Our ability to continue as a going concern is an issue raised as a result of the significant operating losses of our Company since inception. Our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

Our future is dependent upon our ability to obtain financing. If we do not obtain such financing, we may have to cease our exploration activities and investors could lose their entire investment.

There is no assurance that we will operate profitably or generate positive cash flow in the future. We will require additional financing in order to proceed with our mineral exploration program. We will also require additional financing for the fees we must pay to maintain our status in relation to the rights to our properties, and to pay the fees and expenses necessary to continue to operate as a public company. We will also need more capital if the costs of the exploration of our mineral properties are greater than we may anticipate. We will need additional financing to sustain our business operations if we are not successful in earning revenues. We may not be able to obtain financing on commercially reasonable terms or terms that are acceptable to us when such financing is required. Our future is dependent upon our ability to obtain financing. If we do not obtain such financing, our business could fail and investors could lose their entire investment.

Until we obtain additional capital, we must limit our exploration activities, which may affect our ability to discover an ore body. Without an ore body, we cannot generate revenues, and our stockholders will lose their investment.

Any potential development of and production from our mineral properties depends upon the results of exploration programs and/or feasibility studies and the recommendations of duly qualified engineers and geologists. Because we are small and lack significant capital, we must limit our exploration activity unless and until we raise additional capital. Any decision to expand our operations on our mineral properties will involve the consideration and evaluation of several significant factors including, but not limited to:

●	Costs of bringing the property into production, including exploration, preparation of production feasibility studies, and construction of production facilities;
●	Availability and cost of financing;
●	Ongoing costs of exploration, development and production;
●	Market prices for the minerals to be produced;
●	Environmental compliance costs and restraints; and
●	Political climate and applicable governmental regulations and controls.

Our ongoing programs will require substantial funds. Because we may have to limit our exploration activities until we obtain additional funding, we may not find an ore body, even though our properties may contain mineralized material. Without an ore body, we cannot generate revenues, and our stockholders will lose their investment in our Company.

Because we may never earn revenues from our operations, our business may fail and investors may lose all of their investment in our company.

We have no history of revenues from operations. We have yet to generate positive earnings, and there can be no assurance that we will ever operate profitably. Our company is now undertaking a new business plan and is in the exploration stage. The success of our company is significantly dependent on the uncertain events of the discovery and exploitation of mineral reserves on our properties, or selling the rights to exploit such mineral reserves. If our business plan is not successful and we are not able to operate profitably, then our stock may become worthless and investors may lose all of their investment in our company.

We anticipate that we will incur increased operating expenses without realizing any revenues during our exploration stage. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from the exploration of our mineral claims in the future, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide no assurance that we will generate any revenues or ever achieve profitability. If we are unsuccessful in addressing these risks, our business will fail and investors may lose all of their investment in our company.

If we are unable to service or repay our debt obligations as they become due, our creditors may take legal action against us, or we may be forced to liquidate our assets or materially curtail our operations.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. Our cash flow and capital resources may not be sufficient for payments of interest on and principal of our debt, and the alternative measures outlined above may not be successful and may not permit us to meet our scheduled debt service obligations. If we are unable to fund our debt service obligations through any of the alternative measures outlined above, we may be subject to lawsuits relating to our inability to repay our indebtedness.

We cannot assure you that we will be able to repay or refinance any of our indebtedness or obtain additional financing. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

We are subject to corporate governance and internal control reporting requirements, and our costs related to compliance with existing and future requirements could adversely affect our business.

We face corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations subsequently adopted by the SEC and the Public Company Accounting Oversight Board. These laws, rules, and regulations continue to evolve and may become increasingly stringent in the future. In particular, we are required to include management’s report on internal controls as part of our annual report pursuant to Section 404 of the Sarbanes-Oxley Act. We strive to continuously evaluate and improve our control structure to help ensure that we comply with Section 404 of the Sarbanes-Oxley Act. The financial cost of compliance with these laws, rules, and regulations is expected to remain substantial. We cannot assure you that we will be able to fully comply with these laws, rules, and regulations involving corporate governance, internal control reporting, and similar matters. Failure to comply with these laws, rules and regulations could materially adversely affect our reputation, financial condition, and the value of our securities.

Our business is dependent on key executives, and the loss of any of our key executives could adversely affect our business, future operations and financial condition.

We are dependent on the services of our sole executive officer, Mr. Vallos. Mr. Vallos has many years of relevant corporate, financial, and entrepreneurial experience. We may not be able to replace that experience and knowledge with other individuals. We currently do not have any “Key-Man” life insurance policies on Mr. Vallos. The loss of Mr. Vallos, or our inability to attract and retain additional highly skilled executives, employees and consultants in the future, may adversely affect our business, future operations, and financial condition.

The elimination of monetary liability against our directors, officers and employees under Nevada law, and the existence of indemnification rights to our directors, officers and employees, may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Restated Articles of Incorporation and Bylaws contain provisions permitting us to indemnify our directors and executive officers, and former directors and executive officers, to the fullest extent provided by Nevada law. Specifically, our Restated Articles of Incorporation provide that the liability of the Company’s directors shall be eliminated to the fullest extent permissible under the Nevada Revised Statutes, and that the Company shall, to the fullest extent permitted by the provisions of Chapter 78 of Title 7 of the Nevada Revised Statutes, indemnify any and all persons whom it has the power to indemnify under such statutes from and against any and all expenses, liabilities or other matters referred to in or covered by such provisions in the Nevada Revised Statutes. Our Bylaws provide further that the Company shall indemnify our directors, officers, employees and agents to the maximum extent permitted by law. The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our Company and stockholders.

Risks Related to an Investment in Our Securities

Trading on the OTC Pink marketplace may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Our common stock is quoted on the OTC Pink marketplace. Trading in stock quoted on the OTC Pink marketplace is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Pink marketplace is not a stock exchange, and trading of securities on the OTC Pink marketplace is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like NYSE Amex. Accordingly, stockholders may have difficulty reselling any of their shares.

A limited public trading market exists for our common stock, which makes it more difficult for our stockholders to sell their common stock in the public markets.

Our common shares are currently traded with low volume, based on quotations on the OTC Pink marketplace. This means that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is still relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more viable. Additionally, many brokerage firms may not be willing to effect transactions in our securities. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or nonexistent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot assure you that a broader or more active public trading market for our common stock will develop or be sustained, or that trading levels will be sustained.

We have not paid any cash dividends to date, and we do not expect to pay any cash dividends in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future, and we may never have sufficient funds legally available to pay such dividends. Even if funds are legally available for distribution to our stockholders, our Board of Directors may nevertheless decide not to pay any dividends. We currently intend to retain all earnings to put toward our continued operations.

Future issuances of common stock may have a significant effect on the value of existing stockholders’ investment.

Our articles of incorporation authorize the issuance of up to 1,666,666,667 shares of common stock, par value $0.001 per share. Our Board of Directors may choose to issue some or all of such shares to acquire one or more companies or properties, to fund our overhead and general operating requirements, and in exchange for services rendered to the Company. Such issuances may not require the approval of our stockholders. Any future issuances may reduce the book value per share and may contribute to a reduction in the market price of the outstanding shares of our common stock. If we issue any such additional shares in the future, such issuance will reduce the proportionate ownership and voting power of all current stockholders.

Our stock is categorized as a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a stockholder’s ability to buy and sell our stock.

Our stock is categorized as a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules promulgated by the SEC, FINRA has adopted rules that require a broker-dealer, in recommending an investment to a customer, to have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA’s requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

ITEM 2. FINANCIAL INFORMATION.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion summarizes the significant factors affecting the operating results, financial condition, liquidity and cash flows of the Company for the fiscal years ended December 31, 2017 and December 31, 2016 and the three month periods ended March 31, 2018 and March 31, 2017.

The discussion and analysis that follows should be read together with our audited annual and unaudited interim financial statements and the notes to the financial statements included elsewhere in this Registration Statement on Form 10. Except for historical information, the matters discussed in this section are forward-looking statements that involve risks and uncertainties and are based upon judgments concerning various factors that are beyond the Company’s control. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this Registration Statement.

Overview

The Company was originally incorporated under the name “Top Flight Software, Inc.” under the laws of the state of Nevada on December 29, 1994. The Company was originally formed to develop and market specialized software applications for pigeon breeders and racers. On November 2, 1998, the Company changed its name to “Dendo Global Corp.” The Company’s initial operations were unsuccessful, and in August 2004, the company changed business directions to focus on producing a secure wireless communications toolset to be used by emergency first responders for interagency interoperability, communication and collaboration. On October 14, 2004, the Company changed its name to “TechAlt, Inc.” in connection with its new business plan. The TechAlt operations proved to be unsuccessful, and the Company ceased its TechAlt operations in or around September 2005.

On July 30, 2012, the Company’s name was changed to “All American Energy Holding, Inc.” in furtherance of a new business plan involving the leasing of propane tanks. The propane tank leasing operations were unsuccessful, and the Company ceased such operations in or around August 2015.

On September 15, 2017, the Company effected a 1-for-110 reverse stock split of its issued and outstanding shares of common stock and changed its name to “All American Energy Corp.”. Subsequently, effective April 11, 2018, the Company changed its name again to “Core Lithium Corp” in furtherance of the Company’s new business plan involving the exploration, mining and development of lithium assets in North America.

We are now in the process of developing and carrying out a new business opportunity as an exploration stage mining company engaged in the identification, acquisition, and exploration of metals and minerals, with a focus on lithium mineralization on our mineral properties located in Quebec, Canada. We intend to conduct exploration and development programs on our recently acquired properties as described below.

On December 17, 2017, pursuant to the Contigo Agreement, we acquired all of Contigo’s 100% ownership interest in fifty-six (56) mineral exploration titles issued by the Province of Quebec named the “Quadra Lithium Claims.” The geographic area underlying the Quadra Lithium Claims totals approximately 7,840 acres in the James Bay region of Northern Quebec, Canada. Pursuant to the terms of the Contigo Agreement, as consideration for all of Contigo’s interest in the Quadra Lithium Claims, we agreed to: (i) issue a total of 700,000 restricted shares of common stock to Contigo and its affiliate within sixty (60) days following the effective date of the Contigo Agreement, (ii) pay $20,000 USD to Contigo within one hundred twenty (120) days following the effective date of the Contigo Agreement, and (iii) grant a 2% “Net Smelter Returns Royalty” to Contigo on the Quadra Lithium Claims and on any claims or property the Company comes to own within two (2) kilometers of the limits of the Quadra Lithium Claims.

Our current operational focus is to conduct exploration activities on the Quadra Lithium Claims. Our proposed field work will involve a phased exploration program to properly evaluate the potential for mineralization on the Quadra Lithium Claims. The proposed exploration program will be split into three phases, with each subsequent phase building from, and dependent upon the prior phase or phases. The primary objective of the three phases will be to identify and define pegmatite targets and gather enough evidence to justify drill testing of the targets. If a coherent alteration assemblage can be determined on the property, coupled with MMI soil anomalies and/ or outcropping pegmatites in prospective areas, then potential drill targets can be defined. It is important to recognize that this is an early stage exploration program and there are no guarantees that this program will identify drill targets of lithium mineralization.

We are an exploration stage company and have not generated any revenues from our exploration activities. To date, we do not know if an economically viable mineral reserve exists on our property, and there is no assurance that we will discover one. Even if we do eventually discover mineral reserves on our property, there can be no assurance that we will be able to develop our property into a producing mine and extract those resources. We cannot guarantee that we will be successful in our exploration activities. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

Our auditors have issued a going concern opinion. This means our auditors believe there is substantial doubt that we can continue as a viable business for the next twelve months unless we obtain additional capital. This is because we have not generated revenues and have accumulated losses to date, and no revenues are anticipated until we can complete our exploration activities on the Quadra Lithium Claims (or find alternative mining claims to explore and develop) and begin developing and selling minerals and mineral products. Accordingly, we must raise capital from other sources to meet our need for cash. We plan to attempt to raise additional money through a private placement, public offering, or through loan transactions. If we cannot raise enough capital to fund our continued operations, we may need to abandon our planned exploration activities and cease operations.

We estimate we will require approximately $220,862 in cash over the next twelve months. Additional cash will be required to cover the costs of completing the proposed exploration work on the Quadra Lithium Claims, which is estimated to cost approximately $480,325. For a detailed breakdown of our estimated expenses, refer to the subsection titled “Estimated Expenses” in the “Liquidity and Capital Resources” section below.

Results of Operations

The following summary of our results of operations should be read in conjunction with our financial statements for the fiscal years ended December 31, 2017 and December 31, 2016 and three month periods ended March 31, 2018 and March 31, 2017. We did not generate any operating revenues during the fiscal years ended December 31, 2017 and December 31, 2016 or the three months ended March 31, 2018.

Results of Operations for the Three Month Periods ended March 31, 2018 and March 31, 2017

We generated no revenue for the three months ended March 31, 2018, and no revenue for the three months ended March 31, 2017. Our operating expenses were $30,484 for the three months ended March 31, 2018, compared to $2,337 for the three months ended March 31, 2017. We had a net loss of $32,470 for the three months ended March 31, 2018, compared to a net loss of $4,322 for the three months ended March 31, 2017. The increase in net loss during the three months ended March 31, 2018 was primarily attributable to increases in general and administrative expenses and officer compensation.

The following table reflects our operating expenses and other expenses incurred during the three month periods ended March 31, 2018 and March 31, 2017.

	March 31, 2018	March 31, 2017
EXPENSES
General and administrative	21,484	2,337
Officer Compensation	9,000	0
TOTAL EXPENSES	30,484	2,337

Other Expenses
Interest Expense	1,985	1,985
TOTAL OTHER EXPENSES (INCOME)	1,985	1,985

NET INCOME (LOSS)	(32,470)	(4,322)

General and administrative expenses were $21,484 compared to $2,337 for the three months ended March 31, 2018 and March 31, 2017, respectively. The increase in general and administrative expenses was due to increased in legal fees and filing fees. The increase in legal expenses relate to effecting our recent name change to “Core Lithium Corp.” and preparing this Registration Statement. Filing and audit fees also increased in connection with the preparation of this Registration Statement. The following table reflects our general and administrative expenses incurred during the three month periods ended March 31, 2018 and March 31, 2017.

Expense	Period ended 3/31/2018	Period ended 3/31/2017	Difference	Reference
Filing Fees	3,000	0	3,000	(i)
Transfer Agent	1,873	2,337	-464
Legal	16,611	0	16,611	(ii)
TOTAL EXPENSES	21,484	2,337	19,147

(i)	Filing Fees. Filing Fees increased to $3,000 in the period ended March 31, 2018, up from $0 in the period ended March 31, 2017. The increase in filing fees relates to the costs of making requisite filings with the Nevada Secretary of State, OTC Markets and FINRA and changing the name and trading symbol of the Company.

(ii)	Legal. Legal Fees increased to $16,611 in the period ended March 31, 2018, up from $0 in the period ended March 31, 2017. The increase in legal fees relates to the costs of changing the Company’s name and trading symbol, and preparing this Registration Statement.

Officer compensation expenses were $9,000 compared to $0 for the three months ended March 31, 2018 and March 31, 2017, respectively. The increase in officer compensation relates to the payment of $3,000 per month in consulting fees to the sole executive officer of the Company pursuant to the Amended Executive Consulting Agreement dated December 15, 2017, by and between the Company and Mr. Vallos, our sole executive officer.

Results of Operations for the Fiscal Years ended December 31, 2017 and December 31, 2016

We generated no revenue for the year ended December 31, 2017, and no revenue for the year ended December 31, 2016. Our operating expenses were $6,149,035 for the year ended December 31, 2017, compared to $0 for the year ended December 31, 2016. We had a net loss of $6,340,502 for the year ended December 31, 2017, compared to a net loss of $3,666 for the year ended December 31, 2016. During the year ended December 31, 2016, the Company had no active business operations. The significant increase in operating expenses and net loss during the year ended March 31, 2017 was attributable to an increase in general and administrative expenses, an increase in officer compensation, the market value of the 60,000,000 shares of restricted common stock issued to our sole executive officer pursuant to the Amended Executive Consulting Agreement dated December 15, 2017, and an impairment loss or write-down on our recently acquired mineral properties.

The following table reflects our operating expenses and other expenses incurred during the fiscal year ended December 31, 2017 compared against our expenses incurred during the fiscal year ended December 31, 2016.

	December 31, 2017	December 31, 2016
EXPENSES
General and administrative	41,035	0
Officer Compensation	18,000	0
Shares issued to Officer	6,000,000	0
Write down of mineral property	90,000	0

TOTAL EXPENSES	6,149,035	0

Other Expenses
Interest Expense	191,467	3,666
TOTAL OTHER EXPENSES (INCOME)	191,467	3,666

NET INCOME (LOSS)	(6,340,502)	(3,666)

General and administrative expenses were $41,035 compared to $0 for the years ended December 31, 2017 and December 31, 2016, respectively. The following table reflects our general and administrative expenses incurred during the years ended December 31, 2017 and December 31, 2016.

Expense	Fiscal Year ended 12/31/2017	Fiscal Year ended 12/31/2016	Difference	Reference
Accounting and auditing	$18,250	$0	$18,250	(i)
Filing Fees	5,500	0	5,500	(ii)
Transfer Agent	7,785	0	7,785
Legal	9,500	0	9,500	(iii)
TOTAL EXPENSES	41,035	0	41,035

(i)	Accounting and audit. Accounting and audit expenses increased to $18,250 in the fiscal year ended December 31, 2017, up from $0 in the fiscal year ended December 31, 2016. The increase relates to the costs of auditing and reviewing our 2016 and 2017 financial statements.

(ii)	Filing Fees. Filing Fees increased to $5,500 in the fiscal year ended December 31, 2017, up from $0 in the fiscal year ended December 31, 2016. The increase relates to the costs of making requisite filings with the Nevada Secretary of State, OTC Markets and FINRA and changing the name and trading symbol of the Company.

(iii)	Legal. Legal Fees increased to $9,500 in the fiscal year ended December 31, 2017, up from $0 in the fiscal year ended December 31, 2016. The increase relates to the costs of completing a reverse stock split and renaming the Company.

Officer compensation expenses were $18,000 compared to $0 for the years ended December 31, 2017 and December 31, 2016, respectively. The increase in officer compensation relates to the $3,000 monthly consulting fees paid to our sole executive officer.

Stock-based compensation expenses were $6,000,000 compared to $0 for the years ended December 31, 2017 and December 31, 2016, respectively. The significant increase in stock-based compensation expenses was attributable to the issuance of 60,000,000 restricted shares of common stock to Mr. Vallos, our sole executive officer, pursuant to the Amended Executive Consulting Agreement dated December 15, 2017. The market value of the shares at the time of issuance was $0.10 per share, resulting in an expense of $6,000,000.

Write down of mineral property/impairment expenses were $90,000 compared to $0 for the years ended December 31, 2017 and December 31, 2016, respectively. The increased expense relates to our acquisition of the Quadra Lithium Claims in December 2017. Pursuant to the Contigo Agreement, we acquired the Quadra Lithium Claims by issuing 700,000 restricted shares of common stock and agreeing to make a cash payment of $20,000 to Contigo. The market value of the shares at the time of issuance was $0.10 per share, resulting in an expense of $70,000. As the value of the mineral property is unknown at this time, the Company has written off the cost of the mineral property.

Our interest expense was $191,467 compared to $3,666 for the years ended December 31, 2017 and December 31, 2016, respectively. This significant increase in interest expense was due to a substantive conversion feature to the Company’s convertible debt under a Convertible Note issued on August 18, 2017. The Company recognized the discount on the debt equal to the face value of the note, in the amount of $183,275, for the year ended December 31, 2017.

We anticipate that our operating expenses will increase as we further implement our business plan and mineral exploration activities. Such increase in expenses will be attributable to the costs of raising additional capital, implementing our business plan and mineral exploration program, and continuing as a public reporting company.

Liquidity and Capital Resources

Balance Sheets

Our total cash and cash equivalents as of December 31, 2017 amounted to $0, compared to $437 as of December 31, 2016. As of December 31, 2017, our total assets were $0, in comparison to $437 as of December 31, 2016. Our total liabilities were $274,167 as of December 31, 2017, compared to $187,378 as of December 31, 2016. The decrease in assets was due to decreased cash and cash equivalents. The increase in liabilities was due to increased accounts payable related to increased legal, accounting, and audit expenses incurred during the fiscal year ended December 31, 2017.

As of March 31, 2018, our total cash and total assets were $0, in comparison to $0 as of March 31, 2017. Our total liabilities were $300,637 as of March 31, 2018, in comparison to $274,167 as of December 31, 2017. The increase in liabilities was due to increased accounts payable related to increased legal, accounting, and audit expenses.

Our total stockholders’ deficit was $300,636 as of March 31, 2018, $274,167 as of December 31, 2017, and $180,190 as of December 31, 2016. Our accumulated deficit was $6,689,814 as of March 31, 2018, $6,657,344 as of December 31, 2017, and $316,843 as of December 31, 2016. The total number of shares of our common stock outstanding was 67,394,661 as of March 31, 2018, 61,394,661 as of December 31, 2017, and 76,396,651 pre-split (or 694,661 post-split) as of December 31, 2016.

As of March 31, 2018, our total assets were $0 and our total liabilities were $300,637.

Estimated Expenses

We anticipate that our operating expenses will increase as we further implement our business plan and mineral exploration activities. Such increase in expenses will be attributable to the costs of raising additional capital, implementing our business plan and mineral exploration program, and continuing as a publicly reporting company.

Our estimated expenses for completion of our proposed exploration program on the Quadra Lithium Claims are approximately $480,325 which includes the estimated expenses for Phase One, Phase Two and Phase Three of the exploration program. The primary objective of the three phases will be to identify and define pegmatite targets and gather enough evidence to justify drill testing of the targets. Phase One primarily involves Aster imagery processing, interpretation and analysis, and is estimated to cost approximately $21,560. Phase Two will involve conducting a detailed magnetic geophysical survey to detect bedrock variations and prominent structures across the property, and obtaining an orthophoto of the project property to assist with future groundwork. Phase Two is estimated to cost approximately $67,636. Phase Three will involve more extensive exploration activities and field work to investigate the targets identified in Phases One and Two, including mapping, a broad geochemical sampling program, and trenching. The estimated cost for Phase Three is approximately $391,129.

Not including the costs of carrying out our current business plan and completing the exploration phase on the Quadra Lithium Claims, our non-elective expenses over the next twelve months are expected to be as follows:

Expense	Ref.	Estimated Amount

Accounting and audit	(i)	$30,000
Edgar filing fees	(ii)	12,000
Filing fees – Nevada Secretary of State	(iii)	1,500
Office and general expenses	(iv)	40,000
Quadra Lithium Mining Claims	(v)	20,000
Estimated expenses for the next twelve months		103,500

Accounts payable as of March 31, 2018	(vi)	117,362
Cash required for the next twelve months		$220,862

(i)	Accounting and Audit

Upon becoming a public reporting company under the Exchange Act pursuant to this Registration Statement, we will have to continue to prepare consolidated financial statements for submission with the various 10-K and 10-Q reports as follows:

Period	Form	Accountant	Auditor	Amount

June 30, 2018	10-Q	3,000	3,000	6,000
September 30, 2018	10-Q	3,000	3,000	6,000
December 31, 2018	10-K	6,000	6,000	12,000
March 31, 2018	10-Q	3,000	3,000	6,000
Estimated total		$15,000	$15,000	$30,000

(ii)	Edgar Filing Fees

Upon becoming a public reporting company under the Exchange Act pursuant to this Registration Statement, we will be required to file an annual Form 10-K, estimated at $750, and the three quarterly Form 10-Qs, estimated at $750 each, for a total cost of $3,000. Additional Form 8-K filings should cost an additional $1,000. The costs of converting our filings to XBLR is estimated to be $8,000.

(iii)	Filing Fees in Nevada

To maintain the status of the Company in good standing in the State of Nevada for at least the next twelve months, a fee of approximately $1,500 has been paid to the Secretary of State.

(iv)	Office and General

We have estimated a cost of approximately $25,000 for photocopying, printing, fax and delivery, travel, transfer agent and entertainment expenses. Total office and general expenses are estimated to be $40,000.

(v)	Quadra Lithium Mining Claims

Pursuant to the Contigo Agreement, we were required to pay $20,000 to Contigo within 120 days following the effective date of the Contigo Agreement. To date, we have not delivered the $20,000 payment to Contigo. The amount noted above represents the outstanding amount owed to Contigo pursuant to the terms of the Contigo Agreement.

(vi)	Accounts Payable

Accounts payable items includes general accounts payable, accounts payable to related parties, and officer advances to the Company.

Recent Acquisitions and Financing Arrangements

On August 18, 2017, we issued a Convertible Note in the principal amount of $183,275 to an accredited investor. The note was issued in exchange for a previous outstanding $183,275 promissory note agreement, which was assigned to the investor on January 13, 2017. The note has a four percent (4%) per annum interest rate and a maturity date of February 28, 2018. After the maturity date, the note accrues interest at five percent (5%) per annum until the note is paid in full. The note is convertible into shares of our common stock at any time for a conversion price of $0.001 per share, subject to adjustment; provided, however, that the holder shall not be allowed to convert all or any portion of the note to the extent that after giving effect to such conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the Company’s outstanding common stock. This note is currently in arrears and is due and payable on demand. During the period ended March 31, 2018, $6,000 of the debt was converted into 6,000,000 shares of common stock. We have not received any notice of default or demand for payment from the lender. However, we intend to pay off the amount owed under this note in the future when we have sufficient funding.

On December 17, 2017, we entered into the Contigo Agreement with Contigo, pursuant to which we acquired all of Contigo’s interest in the Quadra Lithium Claims in exchange for the issuance of 700,000 shares of restricted common stock and an agreement to make a cash payment of $20,000 to Contigo within 120 days following the effective date of the Contigo Agreement. Pursuant to the Contigo Agreement, the Company acquired Contigo’s 100% interest in fifty-six (56) mineral exploration titles issued by the Province of Quebec, totaling approximately 7,840 acres in the James Bay region of Northern Quebec, Canada.

On May 15, 2018, we issued a Convertible Debenture to an accredited investor for a revolving line of credit in the principal amount of up to $1,000,000. On May 17, 2018, the lender advanced $20,000 to the Company, and on May 30, 2018, the lender advanced an additional $26,508.50 to the Company. The debenture accrues interest at the rate of ten percent (10%) per annum, and the applicable repayment date for each advance made to the Company is the one year anniversary of the date of such advance. The debenture is convertible into shares of our common stock at any time for a conversion price of $0.25 per share, subject to adjustment; provided, however, that the holder shall not be allowed to convert all or any portion of the debenture to the extent that after giving effect to such conversion, the holder, together with its affiliates, would beneficially own in excess of 4.999% of the Company’s outstanding common stock.

Our cash requirements are significant due to planned exploration activities and anticipated future development activities. There are no assurances that our future working capital or cash flows will be sufficient to meet our debt obligations and commitments. Our ability to make scheduled payments on our debts as they become due will depend on our future performance and our ability to implement our business strategy successfully. Failure to pay our debt obligations would result in a default, which could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may be forced to sell or liquidate assets, obtain additional equity capital or refinance or restructure all or a portion of our outstanding debt on terms that may be less favorable to us. In the event that we are unable to do so, we may be left without sufficient liquidity, and we may not be able to repay our debt. There are no assurances that we will be able to raise and maintain the working capital necessary to fully carry out our business plan.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations, including our discussion on liquidity and capital resources, is based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles of the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates. On an ongoing basis, management re-evaluates its estimates and judgments.

ITEM 3. PROPERTIES.

Principal Executive Office

Our principal executive office is located at 250 East Fifth Street, 15th Floor, PMB #121, Cincinnati, OH 45202. We have approximately 225 square feet of office space which includes our executive office. Annual rent for this location is approximately $6,000. We believe these facilities are adequate for our current needs, and that alternate facilities on similar terms would be readily available, if needed.

Mineral Properties

Quadra Lithium Claims

We currently have rights to one significant property located in the James Bay region of Northern Quebec, Canada – the Quadra Lithium Claims. We acquired all of Contigo’s interest in the Quadra Lithium Claims on December 17, 2017, pursuant to the terms set forth in the Contigo Agreement. For a more detailed description of the Contigo Agreement, reference is made to the Business section (Item 1) in this Registration Statement. The Quadra Lithium Claims consist of the following 56 mineral exploration titles issued by the Province of Quebec:

Claim/Title Number	Hectares	Acres
2450692	52.88	130.67
2450698	52.87	130.64
2450701	52.91	130.74
2450710	52.90	130.72
2450721	52.89	130.69
2450687	52.88	130.67
2450693	52.87	130.64
2450699	52.87	130.64
2450702	52.91	130.74
2450711	52.90	130.72
2450722	52.89	130.69
2450688	52.88	130.67
2450703	52.91	130.74
2450712	52.90	130.72
2450694	52.87	130.64
2450776	52.86	130.62
2450695	52.87	130.64
2450739	52.86	130.62
2450684	52.89	130.69
2450690	52.88	130.67
2450696	52.87	130.64
2450685	52.88	130.67
2450691	52.88	130.67
2450697	52.87	130.64
2450700	52.91	130.74
2450709	52.90	130.72
2450720	52.89	130.69
2450686	52.88	130.67
2450713	52.90	130.72
2450724	52.89	130.69
2450732	52.88	130.67
2450736	52.87	130.64
2450738	52.86	130.62
2450705	52.91	130.74
2450714	52.90	130.72
2450725	52.89	130.69
2450733	52.88	130.67
2450706	52.91	130.74
2450715	52.90	130.72
2450726	52.89	130.69
2466763	52.88	130.67
2450707	52.91	130.74
2450723	52.89	130.69
2450735	52.87	130.64
2450737	52.86	130.62
2450704	52.91	130.74
2450716	52.90	130.72
2450727	52.89	130.69
2466764	52.88	130.67
2450708	52.91	130.74
2450717	52.90	130.72
2450728	52.89	130.69
2450689	52.88	130.67
2450682	52.90	130.72
2450767	52.89	130.69
2450774	52.88	130.67

Location and Means of Access

The Quadra Lithium Claims property (the “Quadra Property”) is located in northern Quebec’s administrative region, on the territory of Eeyou Istchee James Bay. It is located on Category III land, on the Traditional Lands of the Eastmain Community, approximately 40 kilometers north of the Cree village of Nemaska. The latter is located approximately 300 km north-west of Chibougamau.

The Quadra Property is accessible by road via the Route du Nord, usable all year round from Chibougamau. The mine site can also be reached by Matagami, via Route 109 and Route du Nord. The project is located 80 km south of Goldcorp’s Éléonore gold mine, 45 km north-west of Nemaska’s Whabouchi lithium project, and 20 km south of Hydro Québec’s Eastmain 1 hydroelectricity generating plant. The Nemiscau airport services the regions air travel needs. The Quadra Property is located 50 km by road from the Nemiscau airport.

Geologically, the Quadra Property is located at the north-east end of the Archean Lake Superior Province of the Canadian Shield.

Previous Operations

To the Company’s knowledge, there has not been any historical ground geophysical sampling or assaying done on the Quadra Property, and no airborne surveys have been done on the property. According to Contigo, in or around December 2011, Viasat Geotechnologies Inc, a Canadian based consulting company, conducted a geospatial report using Earth observation satellites and related technologies on potential pegmatite locations within the Quadra Property. This report identified potential areas that share the same characteristics of an existing neighboring Lithium Producer, Critical Elements, which is approximately 15km from the Quadra Property.

Mineralization

There are no identified resources of lithium reserves within the Quadra Property. However, structures and shear zones affiliated with mineralization on adjacent properties pass through the Quadra Property. We must conduct exploration to determine what minerals exist on our property, and whether such minerals can be economically extracted and profitably processed.

The surrounding region, referred to as the Canadian Shield, is known for production of metals, including copper, lead, zinc, silver, and gold. The Canadian Shield, also known as the Laurentian Plateau, is a huge saucer-shaped area of exposed, ancient (3 to 5 billion years old) Precambrian igneous and high grade metamorphic rocks. This massive exposure covers half of Canada, most of Greenland, and a large part of the Northern United States. Today, approximately 30% of the Canadian Shield is covered by water. It is known to extend much farther than its current outcrop exposure, and is in absolute terms the geologic rock core of North America.

Proposed Exploration Program

The Quadra Lithium Claims are situated in a geological setting that is favorable for the mineralization of LCT pegmatite deposits. Lithium pegmatites are closely associated with their parent granites, and when studied, spatial relationships can be determined. Our exploration program will utilize various methods to define the geochemistry of the core project, in an attempt to map spatial relationships and further constrain potential lithium bearing pegmatites. Our proposed field work will involve a phased exploration program to properly evaluate the potential for mineralization on the Quadra Lithium Claims. We have not yet begun our proposed exploration activities on the Quadra Lithium Claims.

The proposed exploration program will be split into three phases, with each subsequent phase building from, and dependent upon, the prior phase or phases. The primary objective of the three phases will be to identify and define pegmatite targets and gather enough evidence to justify drill testing of the targets. If a coherent alteration assemblage can be determined on the property, coupled with MMI soil anomalies and/ or outcropping pegmatites in prospective areas, then potential drill targets can be defined. The following is a description of the proposed exploration methods for the three phases of our proposed exploration program.

Phase 1

Aster Imagery Processing – Interpretation of satellite images detecting numerous different wavelengths of light. Different light signatures can indicate different mineral assemblages, and consequently differing alteration. Weathering will differ between granites and pegmatites, and therefore Aster imagery can be an effective tool in identifying potential targets. Additionally, alteration zonation within the parent magma can be recognized, and when coupled with existing deposit locations, can be used to ascertain targets.

Phase 2

Airborne Geophysics and Orthophoto – Conduct a detailed magnetic geophysical survey to detect variations in the earth’s magnetic field. Used to detect changes in the bedrock and map structural controls associated with pegmatites. As a parent magma cools, it contracts, forming regional faults. In the final phase of cooling, pegmatite dykes will pulse from the magma along these faults. Therefore, pegmatites will hold a strong spatial relationship with regional faults. A MAG survey will be useful in determining prominent structures across the property. The survey will use 100m spacings, with 1000m spaced tie lines. This will help define targets and delineate regions of interest for Phase 3. Additionally, an orthophoto will be taken over the project. This will help with future groundwork, as well as identify potential outcrops and their orientations.

Phase 3

Field Work – Investigate and follow up the targets identified from Phases 1 and 2. Phase 3 will include mapping, geochemical sampling and trenching. The details and size of this program will vary dependent upon the quality and size of targets identified in Phasea 1 and 2. Evidence will be collated through various methods with the desired intention of confirming the presence of mineralized lithium pegmatites on the property. A broad scale MMI geochemical sampling program will be conducted to test for any undercover pegmatites. MMI samples test the soil for MMIs, transported through groundwater. Because the process occurs rapidly, MMI sampling is an effective method for testing young soils and till, and should not be masked by (relatively) recent events (such as transported till cover). The MMI samples will receive a multi element suite analysis, which includes Lithium, Cesium and Tantalum. Because pegmatites are geochemically distinguishable from the country rock, detection of blind bedrock may become possible. This broad sampling program will map the changing geochemical footprint of the magmatic system, and will be complimented by tightly spaced grids over the most prospective areas identified in Phases 1 and 2. Country rock will be systematically grab sampled to note for changes in regional geochemistry, and any outcropping pegmatites will be thoroughly sampled for lithium grade. Depending upon surface cover and exposure, trenching by means of a can-dig portable excavator and pump may be utilized to clear prospective pegmatites or outcrop for channel sampling.

Water and Power

No water is required for the purposes of our planned exploration work. No electrical power is required at this stage of exploration. Any electrical power that might be required in the foreseeable future could be supplied by gas powered portable generators.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information as of July 2, 2018, with respect to the beneficial ownership of our common stock for (i) each director and officer, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock. As of July 2, 2018, we had 67,794,661 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

Name and Address of Beneficial Owner (1)	Class of Securities	Shares Beneficially Owned	Percentage Beneficially Owned (2)

Directors and Executive Officers

Christopher P. Vallos, President and CEO, President, Secretary and Director	Common Stock	60,000,000	88.50%
573 Monroe Blvd.
Painesville, OH 44077

All Officers and Directors	Common Stock	60,000,000	88.50%

5% Stockholders

Christopher P. Vallos, President and CEO, President, Secretary and Director	Common Stock	60,000,000	88.50%
573 Monroe Blvd.
Painesville, OH 44077

(1)	Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the ownership percentage of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the ownership percentage of any other person shown in the table.

(2)	Based on 67,794,661 shares of our common stock issued and outstanding as of July 2, 2018.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

Set forth below are the present directors and executive officers of the Company. Except as set forth below, there are no other persons who have been nominated or chosen to become directors nor are there any other persons who have been chosen to become executive officers. Other than as set forth below, there are no arrangements or understandings between any of the directors, officers and other persons pursuant to which such person was selected as a director or an officer.

Each of our Directors serves until his or her successor is elected and qualified. Each of our officers is elected by the Board of Directors and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The Board of Directors has no nominating or compensation committees.

The name, address, age and position of our officers and directors is set forth below:

Name and Address	Position(s)	Age

Christopher P. Vallos 573 Monroe Blvd Painesville, Ohio 44077	Chief Executive Officer, President, Secretary and Director	43

Biographies

Christopher P. Vallos, Chief Executive Officer, President, Secretary and Director

Mr. Vallos is our sole director and executive officer. Mr. Vallos was appointed as President, Chief Executive Officer, and Director of the Company on May 2, 2017. Since November 2014, Mr. Vallos’ has served as the Chief Executive Officer and Chairman of the Board of Directors of Gold Lakes Corp., a publicly traded Nevada corporation and gold mining exploration company. Prior to Gold Lakes Corp., Mr. Vallos served as the Director of Finance and Marketing for NYC Marketing, a national investor relation and marketing firm that provides comprehensive customized services for publicly traded companies. Mr. Vallos’ responsibilities at NYC Marketing included corporate finance, budgeting, forecasting, and business analysis. Prior to joining NYC Marketing, Mr. Vallos was a product manager at Steris Corporation for 3 years. We believe that Mr. Vallos’ extensive experience in the financial industry and entrepreneurial background and knowledge will help further the Company’s goals and business efforts.

Significant Employees

We have no full-time or part-time paid employees other than Mr. Vallos, our sole director and executive officer. Our officers and directors currently fulfill many of the functions that would otherwise require the Company to hire employees or outside consultants.

We will need to engage the services of certain contractors and consultants from time to time to assist in the continuation of our mineral exploration activities. Such contractors and consultants will be responsible for hiring and supervising the exploration work on the Company’s mining claims. The contractors and consultants will be responsible for the completion of the geological work, and will therefore be an integral part of our operations, although they will not be considered employees either on a full-time or part-time basis. This is because our exploration programs should not last more than a few weeks at a time, and, once such exploration activities are completed, the contractors and consultants will no longer be needed.

Family Relationships

There are no family relationships between or among any of our directors, executive officers, significant employees, and any incoming directors or executive officers.

Involvement in Certain Legal Proceedings

No director, executive officer, significant employee or control person of the Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

ITEM 6. EXECUTIVE COMPENSATION.

Executive Compensation

Our Board of Directors is responsible for establishing and administering the Company’s executive officer and director compensation. The following summary compensation table indicates the cash and non-cash compensation earned from the Company during the fiscal years ended December 31, 2017 and December 31, 2016 by the current and former executive officers of the Company and each of the other two highest paid executives or directors, if any, whose total compensation exceeded $100,000 during those periods.

Summary Compensation Table

Name and Principal Position	Year	Salary		Bonus	Stock Awards		Option Awards	Non-Equity Incentive Plan Payouts	All Other Compensation

Christopher P. Vallos,	2017	-0-	(1)	-0-	6,000,000	(2)	-0-	-0-	-0-
CEO, President, Secretary and Director	2016	-0-		-0-	-0-		-0-	-0-	-0-

(1)	Pursuant to our consulting agreement with Mr. Vallos dated May 2, 2017, Mr. Vallos is entitled to a monthly base consulting fee in the amount of $3,000, beginning July 1, 2017. During our fiscal year ended December 31, 2017, we paid $0 in consulting fees due to Mr. Vallos under his employment consulting agreement.
(2)	Pursuant to our Amended Executive Consulting Agreement with Mr. Vallos dated December 15, 2017, we issued 60,000,000 shares of restricted common stock to Mr. Vallos as compensation for his services to the Company. The market value of the shares at the time of issuance was $0.10 per share.

Employment Agreements

We currently have an Amended Executive Consulting Agreement in place with Mr. Vallos, our sole director and principal executive officer. We initially entered into a consulting agreement with Mr. Vallos on May 2, 2017, and we ended into an Amended Executive Consulting Agreement with Mr. Vallos on December 15, 2017. Pursuant to the terms of the Amended Executive Consulting Agreement, Mr. Vallos agreed to serve as the Chief Executive Officer (Principal Executive Officer), President, Secretary and Chairman of the Board of Directors of the Company for and initial term of three years, and we agreed to pay Mr. Vallos a monthly consulting fee of $3,000 and a one-time issuance of 60,000,000 shares of restricted common stock as compensation for his services to the Company.

Mr. Vallos’ Amended Executive Consulting Agreement includes provisions which state that if Mr. Vallos is terminated: (i) involuntarily by the Company, or voluntarily for good reason by Mr. Vallos, in connection with a change in control of the Company, Mr. Vallos will be entitled to, among other things, a lump-sum cash payment in an amount equal 3 times the sum of his annual consulting fee and target bonus within 60 days following such termination; or (ii) involuntarily by the Company, or voluntarily for good reason by Mr. Vallos, not in connection with a change in control of the Company, Mr. Vallos will be entitled to, among other things, a lump-sum cash payment in an amount equal to 1.5 times the sum of his annual consulting fee and target bonus within 60 days following such termination. In addition, upon involuntary termination by the Company without cause, voluntary termination for good reason by Mr. Vallos, or termination on account of Mr. Vallos’ disability or death, Mr. Vallos will be entitled to certain other benefits, including extended eligibility to receive medical coverage under the Company’s medical plans, accelerated vesting of certain outstanding stock options and restricted stock awards, if any, the release of amounts accrued for the account of Mr. Vallos under the Company’s long term incentive plan, if any, and the payment of any amounts earned, accrued or owing but not yet paid as of the termination date, and any benefits accrued or earned in accordance with the terms of the Company’s benefit plans and programs, if any, all as set forth in the Amended Executive Consulting Agreement attached hereto as Exhibit 10.1.

We currently have an Advisory Board Agreement in place with Mr. Ed Morrow, an advisor and consultant of the Company, which was executed on February 13, 2018. Mr. Morrow will act as an Advisory Board Member and as a consultant for supervising our exploration activities. Pursuant to the terms of the Advisory Board Agreement, we agreed to pay Mr. Morrow a monthly consulting fee of $1,500 and 250,000 shares of restricted common stock at the beginning of each fiscal year in which he serves as a member of the Company’s Advisory Board as compensation for his services to the Company.

We currently have an Advisory Board Agreement in place with Mr. Dov Zaidman, an advisor and consultant of the Company, which was executed on February 13, 2018. Mr. Zaidman will act as an Advisory Board Member and as a consultant in assisting the Company with accounting services. Pursuant to the terms of the Advisory Board Agreement, we agreed to issue Mr. Zaidman 150,000 shares of restricted common stock at the beginning of each fiscal year in which he serves as a member of the Company’s Advisory Board as compensation for his services to the Company.

Compensation of Directors

We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board compensation. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Stock Option Plans – Outstanding Equity Awards at Fiscal Year End

We have never established any form of stock option plan for the benefit of our directors, officers or employees. We do not have a long-term incentive plan nor do we have a defined benefit, pension plan, profit sharing or other retirement plan.

Potential Payments Upon Termination or Change-in-Control

SEC regulations require us to disclose information regarding agreements, plans or arrangements that provide for payments or benefits to our executive officers in connection with any termination of employment or change in control of the Company.

Other than as described in the “Employment Agreements” section above, none of our officers or directors received, nor do we have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, non-qualified deferred compensation, or any payments to any such persons in connection with their resignation, retirement or other termination of employment with us, or in connection with any change in control of the Company.

Retirement Plans

We do not offer any annuity, pension, or retirement benefits to be paid to any of our officers, directors, or employees in the event of retirement.

Compensation Committee Interlocks and Insider Participation

We do not currently have a separate compensation committee of the Board of Directors. Instead, our Board of Directors, current comprised solely of Mr. Vallos, reviews and approves executive compensation policies and practices, reviews salaries and bonuses for officers, administers our stock option plans and other benefit plans, if any, and considers other compensation-related matters. Mr. Vallos is our sole director and executive officer, and also serves as the sole director and executive officer of Gold Lakes Corp., a publicly traded Nevada Corp.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Transactions with Management and Other Related Persons

Except as indicated below, there were no material transactions, or series of similar transactions, since our inception, nor are there any currently proposed transactions, or series of similar transactions, to which Core Lithium Corp was or is to be a party, in which the amount involved exceeds $120,000 or one percent of the average of our total assets over the last two completed fiscal years, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has a direct or indirect material interest.

Pursuant to the terms of our Amended Executive Consulting Agreement with Mr. Vallos, our sole executive officer and director, we agreed to pay Mr. Vallos a monthly consulting fee of $3,000 for an initial term of three years, and a one-time issuance of 60,000,000 shares of restricted common stock of the Company as compensation for his services to the Company. The approximate dollar value of the restricted shares at the time of issuance, based on market prices quoted on the OTC Markets, was $0.10 per share, or a total of $6,000,000.

During the fiscal year ended December 31, 2017 and the three-month period ended March 31, 2018, we did not pay Mr. Vallos any of the consulting fees due under Mr. Vallos’ consulting agreement. The Company owed Mr. Vallos $27,000 in consulting fees under the consulting agreement as of March 31, 2018. As of March 31, 2018, Mr. Vallos had advanced the Company approximately $44,825 to pay vendors and service providers of the Company. This advance is considered a loan that bears no interest and no maturity date. Accordingly, as of March 31, 2018, the total outstanding amount payable to Mr. Vallos was $71,825, which includes $27,000 in consulting fees and $44,825 in advances.

In June 2016, Mr. Jerry Leslie, a shareholder owning 12,258,335 shares of our common stock pre-split, or 111,439 shares post-split, which constituted approximately 16.05% of our issued and outstanding common stock at the time, paid $225,000 to extinguish prior notes owed to the Company, and on June 30, 2016, the Company issued a Promissory Note to Mr. Leslie in the amount of $183,275. This note was subsequently assigned to an investor in January 2017. Since December 31, 2017, Mr. Leslie was no longer a related party, and the shares held by Mr. Leslie currently represent less than 1% of the issued and outstanding common stock of the Company.

Transactions with Promoters

We do not have any transactions with any promoters.

Review, Approval or Ratification of Transactions with Related Persons

We rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board of Directors reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board of Directors finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

During the year ended December 31, 2017, we had no independent directors on our board. We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards including, without limitation, the standards for independent directors established by The New York Stock Exchange, Inc., the NASDAQ National Market, and the Securities and Exchange Commission.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

ITEM 8. LEGAL PROCEEDINGS.

The Company was named as one of multiple defendants in a pending lawsuit that was filed in 2011 in the United States District Court for the Northern District of Illinois (Case Number 1:11-cv-03482, United States of America et al. v. IBM Corporation et al.). The lawsuit pertains to the Company’s operations prior to 2005 when it was operating as TechAlt, Inc. and engaged in the business of producing a secure wireless communications toolset to be used by emergency first responders for interagency interoperability, communication and collaboration. The Company is one of twenty-one (21) named defendants in the case, with the lead defendant being IBM Corporation. The case was filed on behalf of the United States and the State of Illinois against the twenty-one (21) defendants, claiming that the defendants had violated certain provisions of the federal False Claims Act and the Illinois False Claims Act in connection with a project carried out under a federal grant program initiated by the Department of Homeland Security which utilized a mobile platform system initially designed by the Company in or around 2003. Our management believes the claims asserted against the Company in this action have no merit.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our common stock is traded on the OTC Pink marketplace, operated by OTC Markets Group, Inc. under the ticker symbol “CORX.” The closing price of our common stock on July 2, 2018 was $0.38 per share. The high and low bid prices for trading of our stock for each of the quarters during the fiscal years ended December 31, 2017 and December 31, 2016 are as follows. We note that such over-the-counter market quotations may reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Fiscal Year Ending December 31, 2017	High	Low

First Quarter – March 31, 2017	$1.21	$0.39
Second Quarter – June 30, 2017	$0.95	$0.44
Third Quarter – September 30, 2017	$4.07	$0.44
Fourth Quarter – December 31, 2017	$2.20	$0.10

Fiscal Year Ending December 31, 2016	High	Low

First Quarter – March 31, 2016	$4.40	$1.76
Second Quarter – June 30, 2016	$1.76	$0.19
Third Quarter – September 30, 2016	$0.33	$0.17
Fourth Quarter – December 31, 2016	$0.39	$0.18

During the three month period ended March 31, 2018, the high and low bid prices for trading of our common stock on the OTC Pink marketplace were $0.99 and $0.10, respectively.

Holders of Common Stock

As of July 2, 2018, there were 124 stockholders of record of our common stock, and there were 67,794,661 shares of common stock issued and outstanding.

Dividends

We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain earnings, if any, to fund the development and growth of our business, and we do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans.

Securities Authorized for Issuance under Equity Compensation Plans

There are no options, warrants or convertible securities outstanding pursuant to any equity compensation plan.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

On August 18, 2017, we issued a Convertible Note in the principal amount of $183,275 to an accredited investor. The note was issued in exchange for a previous outstanding $183,275 promissory note agreement, which was assigned to the investor on January 13, 2017. The note has a four percent (4%) per annum interest rate and a maturity date of February 28, 2018. After the maturity date, the note accrues interest at five percent (5%) per annum until the note is paid in full. The note is convertible into shares of our common stock at any time for a conversion price of $0.001 per share, subject to adjustment; provided, however, that the holder shall not be allowed to convert all or any portion of the note to the extent that after giving effect to such conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% of the Company’s outstanding common stock. During the period ended March 31, 2018, $6,000 of the debt under the note was converted into 6,000,000 shares of common stock. This note and the shares issued upon partial conversion of the note were issued to an “accredited investor”, as defined by Rule 501 of Regulation D promulgated under the Securities Act. The issuance of the note was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involved in any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

On December 15, 2017, we entered into an Amended Executive Consulting Agreement with Mr. Vallos, the sole executive officer of the Company, pursuant to which we issued 60,000,000 shares of restricted common stock to Mr. Vallos as compensation for his services to the Company. The securities were issued in reliance upon the exemption from registration for transactions by an issuer not involved in any public offering under Section 4(a)(2) of the Securities Act.

On December 17, 2017, we entered into the Contigo Agreement with Contigo, pursuant to which we issued 700,000 shares of restricted common stock to Contigo and its affiliate as consideration for the Quadra Lithium Claims. The securities were issued in reliance upon the exemption from registration for transactions by an issuer not involved in any public offering under Section 4(a)(2) of the Securities Act.

On February 13, 2018, we entered into an Advisory Board Agreement with Ed Morrow, an advisor and consultant of the Company, pursuant to which we agreed to issue 250,000 shares of restricted common stock to Mr. Morrow at the beginning of each fiscal year in which Mr. Morrow serves as a member of the Company’s Advisory Board as compensation for his services to the Company. We subsequently issued 250,000 shares of restricted common stock to Mr. Morrow on April 23, 2018 pursuant to the terms of the agreement. The securities were issued in reliance upon the exemption from registration for transactions by an issuer not involved in any public offering under Section 4(a)(2) of the Securities Act.

On February 13, 2018, we entered into an Advisory Board Agreement with Dov Zaidman, an advisor and consultant of the Company, pursuant to which we agreed to issue 150,000 shares of restricted common stock to Mr. Zaidman at the beginning of each fiscal year in which Mr. Zaidman serves as a member of the Company’s Advisory Board as compensation for his services to the Company. We subsequently issued 150,000 shares of restricted common stock to Mr. Zaidman on April 23, 2018 pursuant to the terms of the agreement. The securities were issued in reliance upon the exemption from registration for transactions by an issuer not involved in any public offering under Section 4(a)(2) of the Securities Act.

On May 15, 2018, we issued a Convertible Debenture to an accredited investor for a revolving line of credit in the principal amount of up to $1,000,000. On May 17, 2018, the lender advanced $20,000 to the Company, and on May 30, 2018, the lender advanced an additional $26,508.50 to the Company. The debenture accrues interest at the rate of ten percent (10%) per annum, and the applicable repayment date for each advance made to the Company is the one-year anniversary of the date of such advance. The debenture is convertible into shares of our common stock at any time for a conversion price of $0.25 per share, subject to adjustment; provided, however, that the holder shall not be allowed to convert all or any portion of the debenture to the extent that after giving effect to such conversion, the holder, together with its affiliates, would beneficially own in excess of 4.999% of the Company’s outstanding common stock. This debenture was issued to an “accredited investor”, as defined by Rule 501 of Regulation D promulgated under the Securities Act. The issuance was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involved in any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Authorized Capital Stock

We are authorized to issue 1,666,666,667 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share, 4,820,000 shares of which are designated as Series A Convertible Preferred Stock, and 5,000,000 of which are designated as Series B Convertible Preferred Stock. We do not have any other classes of stock. We are registering our common stock pursuant to this Registration Statement on Form 10. We are not registering any shares of preferred stock pursuant to this Registration Statement on Form 10.

Common Stock

We are authorized to issue 1,666,666,667 shares of common stock, par value $0.001 per share. As of July 2, 2018, there were 124 stockholders of record of our common stock, and we had 67,794,661 shares of common stock issued and outstanding. All of our shares of common stock currently issued and outstanding are fully paid and non-assessable.

60,000,000 shares of common stock are held by Mr. Vallos, our sole executive officer and director. As a result, Mr. Vallos currently has the ability to determine the outcome of all matters submitted to a vote of our stockholders.

Each outstanding share of common stock is entitled to one (1) vote on all matters submitted to a vote of the stockholders. There are no cumulative voting rights. Upon liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all net assets available for distribution to the holders of common stock after payment to creditors and the liquidation preference to the holders of preferred stock. The common stock is not redeemable and has no pre-emptive, subscription or similar rights. There are no provisions in our Articles of Incorporation of Bylaws regarding conversion, redemption, sinking fund or similar rights related to our common stock. The rights of the shares of the Company’s common stock are subject to the preferences and relative rights of the Company’s preferred stock.

Each stockholder is entitled to receive the dividends as may be declared by our Board of Directors out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our Directors are not obligated to declare a dividend. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of our company, our capital requirements, general business conditions and other pertinent factors.

We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans.

There are no provisions in our Articles of Incorporation or our bylaws that would delay, defer or prevent a change in control of our company.

Preferred Stock

We are authorized to issue 100,000,000 shares of preferred stock, par value $0.001 per share, 4,820,000 shares of which are designated as Series A Convertible Preferred Stock, and 5,000,000 of which are designated as Series B Convertible Preferred Stock. As of July 2, 2018, we had no shares of Series A Convertible Preferred Stock and no shares of Series B Convertible Preferred Stock issued and outstanding.

Series A Convertible Preferred Stock

Pursuant to the Company’s Certificate of Designation filed with the Nevada Secretary of State on August 23, 2004, as amended, each share of Series A Convertible Preferred Stock is entitled to two (2) votes (i.e., the number of votes equal to the number of shares of common stock into which such share of Series A Convertible Stock is convertible) on all matters submitted to a vote of the stockholders. Except as may be otherwise required by law, the holders of our common stock and preferred stock shall vote as a single class on all matters submitted to a vote of the stockholders.

Holders of Series A Convertible Preferred Stock are entitled to receive cumulative dividends at the rate of 5% per annum. Holders of Series A Convertible Preferred Stock are also entitled to such dividends paid and distributions made to the holders of common stock to the same extent as if such holders had converted the shares of Series A Convertible Preferred Stock into common stock. If at any time the Company grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the holders of common stock, then each holder of Series A Convertible Preferred Stock will be entitled to acquire, upon the terms applicable to such purchase rights, the aggregate purchase rights which such holder could have acquired if such holder held the number of shares of common stock acquirable upon complete conversion of the such holder’s shares of Series A Convertible Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of Series A Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of any class of capital stock junior in rank to the Series A Convertible Preferred Stock, including the common stock, a liquidation preference equal to two dollars ($2.00) per share of Series A Convertible Preferred Stock held.

The Series A Convertible Preferred Stock is convertible into common stock at a conversion rate of two (2) shares of common stock for one (1) share of Series A Convertible Preferred Stock, subject to adjustment. However, no holder of Series A Convertible Preferred Stock shall have the right to convert shares of Series A Convertible Preferred Stock to the extent that after giving effect to such conversion, the beneficial owner of such shares, together with such person’s affiliates, would have acquired beneficial ownership of a number of shares of common stock that exceeds 9.99% of the number of shares of common stock outstanding immediately after giving effect to such conversion.

The Company must not, without the approval of the holders of at least a majority of the outstanding shares of Series A Convertible Preferred Stock, enter into a “Fundamental Transaction” such as a merger, consolidation, sale of all or substantially all of the Company’s assets, stock purchase agreement or other business combination whereby another person acquires more than 50% of the outstanding common stock of the Company, or authorize or make any amendment to the Company’s Articles of Incorporation or bylaws, or file any resolution of the Company’s board of directors with the Nevada Secretary of State or enter into any agreement containing any provisions which would adversely affect or otherwise impair the rights or relative priority of the holders of the Series A Convertible Preferred Stock relative to the holders of common stock or any other class of capital stock. The approval of at least a majority of the outstanding shares of Series A Convertible Preferred Stock shall be required for any change to the Certificate of Designation or the Company’s Articles of Incorporation which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series A Convertible Preferred Stock.

The Series A Convertible Preferred Stock is entitled to certain other rights and subject to certain restrictions, as set forth in the Certificate of Designation filed with the Nevada Secretary of State and attached as Exhibit 4.1 to this Registration Statement.

Series B Convertible Preferred Stock

Pursuant to the Certificate of Designation filed with the Nevada Secretary of State on August 25, 2008, each share of Series B Convertible Preferred Stock is entitled to one thousand (1,000) votes on all matters submitted to a vote of the stockholders. Except as may be otherwise required by law, the holders of our common stock and preferred stock shall vote as a single class on all matters submitted to a vote of the stockholders.

The Series B Convertible Preferred Stock is convertible into common stock at a conversion rate of seven hundred fifty (750) shares of common stock for one (1) share of Series B Convertible Preferred Stock, subject to adjustment. Conversion may occur in increments of up to two hundred thousand (200,000) shares of Series B Convertible Preferred Stock, unless otherwise approved by the Board of Directors.

In the event of liquidation, dissolution or winding up of the Company, holders of our Series B Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock or any other class or series of stock which ranks junior to the Series B Convertible Preferred Stock, a liquidation preference equal to the original purchase price per share for each share of Series B Convertible Preferred Stock held, subject to adjustment for any subsequent recapitalizations, such as stock dividends, stock splits, share combinations, reorganizations, reclassifications or similar events.

The Series B Convertible Preferred Stock is entitled to certain other rights and subject to certain restrictions, as set forth in the Certificate of Designation filed with the Nevada Secretary of State and attached as Exhibit 4.3 to this Registration Statement.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Charter Provisions

Our Restated Articles of Incorporation include the following provision:

The corporation shall, to the fullest extent permitted by the provisions of Chapter 78 of Title 7 of the Nevada Revised Statutes, as the same may be amended and supplemented (the “Law”), indemnify any and all persons whom it shall have power to indemnify under the Law from and against any and all of the expenses, liabilities or other matters referred to in or covered by the Law. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Our Bylaws also contain provisions which mirror the language in the provisions of Sections 78.7502 and 78.751 of the Nevada Revised Statutes, providing that the Company shall indemnify the directors, officers, employees and agents of the Company to the maximum extent permitted by applicable law.

Nevada Statutes

Our Company is incorporated under the laws of the State of Nevada. Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person: (a) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes; or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to Section 78.138 of the Nevada Revised Statutes or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person: (a) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes; or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 78.7502 of the Nevada Revised Statutes, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

Section 78.751 of the Nevada Revised Statutes provides that any discretionary indemnification pursuant to Section 78.7502 of the Nevada Revised Statutes, unless ordered by a court or advanced pursuant to subsection 2 of section 78.751 of the Nevada Revised Statutes, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Section 78.751 of the Nevada Revised Statutes provides further that the articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation. Such provisions do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification pursuant to Section 78.7502 of the Nevada Revised Statutes and advancement of expenses authorized in or ordered by a court pursuant to Section 78.751 of the Nevada Revised Statutes:

(a)	Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to Section 78.7502 of the Nevada Revised Statutes or for the advancement of expenses made pursuant to subsection 2 of Section 78.751 of the Nevada Revised Statutes, may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. A right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred; and
(b)	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a director, officer or controlling person of our company in successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Financial Statements of the Company filed with this Registration Statement are included herein beginning on Page F-1 under Item 15 below.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

a)	Financial Statements

The Financial Statements of the Company filed with this Registration Statement are as follows: Core Lithium Corp. audited annual financial statements as of and for the fiscal years ended December 31, 2017 and 2016, and interim unaudited financial statements as of and for the three months ending March 31, 2018.

INDEX TO FINANCIAL STATEMENTS

CORE LITHIUM CORP.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Core Lithium Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Core Lithium Corp. (the “Company”) as of December 31, 2017 and 2016, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company’s auditor since 2017

Lakewood, CO

July 6, 2018

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation in this Registration Statement on Form 10 of our report dated July 6, 2018, relating to the financial statements of Core Lithium Corp., as of December 31, 2017 and 2016 and to all references to our firm included in this Registration Statement.

/S BF Borgers CPA PC

Certified Public Accountants

Lakewood, CO

July 6, 2018

CORE LITHIUM CORP.

CONDENSED BALANCE SHEETS

	March 31, 2018	December 31, 2017	December 31, 2016
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$0	$0	$437
Total Current Assets	0	0	437
LONG TERM ASSETS
Investment in Mineral Properties	0	0	0
TOTAL ASSETS	$0	$0	$437

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
CURRENT LIABILITIES
Accounts payable and accrued interest	$45,537	$40,944	$0
Accounts payable and accrued interest - Related Party	27,000	18,000	4,103
Advances, Related Party	44,825	31,948	0
Promissory Notes payable - related party	0	0	183,275
Convertible notes payable	183,275	183,275	0
Total Current Liabilities	300,637	274,167	187,378
TOTAL LIABILITIES	$300,637	$274,167	$187,378

STOCKHOLDERS’ DEFICIENCY
Preferred stock - Series A
4,820,000 shares authorized, at $0.001 par value;
Issued and outstanding nil as of December 31, 2017	0	0	4,750
Preferred stock - Series B
5,000,000 shares authorized, at $0.001 par value;	0	0	2,000
Issued and outstanding nil as of December 31, 2017
Common stock
1,666,666,667 shares authorized, at $0.001 par value;
61,394,661 shares issued and outstanding as of December 31, 2017	67,395	61,395	76,397
Additional paid in capital	6,321,783	6,321,783	53,506
Accumulated Deficit	(6,689,814)	(6,657,344)	(316,843)
Total Stockholders’ Deficiency	(300,636)	(274,167)	(180,190)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$0	$0	$437

The accompanying notes are an integral part of the financial statements.

CORE LITHIUM CORP.

STATEMENT OF OPERATIONS

	March 31, 2018	March 31, 2017	December 31, 2017	December 31, 2016
	(unaudited)	(unaudited)
EXPENSES
General and administrative	21,484	2,337	41,035	0
Officer Compensation	9,000	0	18,000	0
Shares issued to Officer	0	0	6,000,000	0
Write down of mineral property	0	0	90,000	0

TOTAL EXPENSES	30,484	2,337	6,149,035	0

Other Expenses
Interest Expense	1,985	1,985	191,467	3,666
TOTAL OTHER EXPENSES (INCOME)	1,985	1,985	191,467	3,666

NET INCOME (LOSS)	(32,470)	(4,322)	(6,340,502)	(3,666)

NET LOSS PER COMMON SHARE
Basic	$(0.00)	(0.01)	$(1.89)	(0.00)
Fully diluted	$(0.00)	(0.01)	$(0.03)	(0.00)

WEIGHTED AVERAGE OUTSTANDING SHARES
Basic	62,479,593	694,661	3,351,647	76,396,651
Fully diluted	251,611,593	694,661	186,626,647	76,396,651

The accompanying notes are an integral part of the financial statements.

CORE LITHIUM CORP.

Statement of Stockholders’ Equity

	Common Stock Shares	Amount	Preferred Stock Shares A-Series	Amount	Preferred Stock Shares B-Series	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance as of December 31 2015	76,396,651	76,397	4,749,720	4,750	2,000,000	2,000		(313,178)	(230,031)
Net Loss for Year 2016								(3,666)	(3,666)
Gain on Debt Settlement							53,506		53,506
Balance as of December 31 2016	76,396,651	76,397	4,749,720	4,750	2,000,000	2,000	53,506	(316,843)	(180,190)
Preferred Stock Reverse Split			(4,749,720)	(4,750)	(2,000,000)	(2,000)			(6,750)
Common Stock Reverse Split	(75,701,990)	(75,702)					75,702		0
CEO Compensation	60,000,000	60,000					5,940,000		6,000,000
Property Purchase	700,000	700					69,300		70,000
BCF							183,275		183,275
Net Loss for Year								(6,340,502)	(6,340,502)
Balance as of December 31 2017	61,394,661	61,395	-	-	-	-	6,321,783	(6,657,344)	(274,167)
Debt Conversion	6,000,000	6,000	-	-	-	-	-	-	6,000
Net Loss for Q1								(32,470)	(32,470)
Balance as of March 31 2018	67,394,661	67,395	-	-	-	-	6,321,783	(6,689,814)	(300,636)

The accompanying notes are an integral part of the financial statements.

CORE LITHIUM CORP.

Statements of Changes in Cash Flows

	March 31, 2018	March 31, 2017	December 31, 2017	December 31, 2016
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(32,470)	(4,322)	$(6,340,502)	$(3,666)
Adjustments to reconcile net loss to net cash use in operating activities:
Impairment loss on mineral claims	-	-	90,000	-
Shares issued for services - Related Party	-	-	6,000,000	-
Shares issued for debt conversion	6,000	-	-	-
Debt discounts	-	-	183,275	-
Gain on debt settlement	-	-	-	53,506
Changes in operating assets and liabilities
Accounts payable	4,593	2,337	20,944	-
Accounts payable - Related Party	9,000	1,548	13,897	(109,178)
Loans Due to related party	12,877	-	31,948	-
Net cash (used in) operating activities	0	(437)	(437)	(59,338)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Mining Leases	-	-	-	-
Net cash (used in) investing activities	-	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from convertible debt	-	-	183,275	-
Exchange Of AP to Promissory Note	-	-	-	183,275
Repayment of promissory note	-	-	(183,275)	-
Repayment of related party advances	-	-	-	-
Repayment of convertible notes	-	-	-	(123,500)
Net cash provided by financing activities	-	-	-	59,775
Net Increase (Decrease) in Cash	0	(437)	(437)	437

Cash at Beginning of Period	-	437	437	-
CASH AT END OF PERIOD	$0	0	$(0)	$437

SUPPLEMENTAL DISCLOSURE OF NON CASH
Shares for services			60,000,000	-
Shares issued for debt	6,000,000		-	-
Shares issued for property			700,000	-

The accompanying notes are an integral part of the financial statements.

CORE LITHIUM CORP.

Notes to Financial Statements

(Information with respect to the three months ended March 31, 2018 is unaudited)

NOTE 1 - NATURE OF OPERATIONS

Core Lithium Corp. (the “Company”) was originally incorporated under the name “Top Flight Software, Inc.” under the laws of the state of Nevada on December 29, 1994. The Company was originally formed to develop and market specialized software applications for pigeon breeders and racers. On November 2, 1998, the Company changed its name to “Dendo Global Corp.” The Company’s initial operations were unsuccessful, and in August 2004, the company changed business directions to focus on producing a secure wireless communications toolset to be used by emergency first responders for interagency interoperability, communication and collaboration. On October 14, 2004, the Company changed its name to “TechAlt, Inc.” in connection with this new business plan. The TechAlt operations proved to be unsuccessful, and the Company ceased its TechAlt operations in or around September 2005.

On July 30, 2012, the Company’s name was changed to “All American Energy Holding, Inc.” in furtherance of a new business plan involving the leasing of propane tanks. The propane tank leasing operations were unsuccessful, and the Company ceased such operations in or around August 2015. On September 15, 2017, the Company effected a 1-for-110 reverse stock split of the Company’s issued and outstanding common stock and changed its name to “All American Energy Corp.”

Effective April 11, 2018, the Company changed its name to “Core Lithium Corp” in furtherance of its new business plan involving the exploration, mining and development of lithium assets in North America. Pursuant to our Restated Articles of Incorporation, as filed with the Nevada Secretary of State on December 16, 2013, the Company is authorized to issue 1,666,666,667 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. As of July 2, 2018, we had 67,794,661 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

On August 23, 2004, the Company filed a Certificate of Designation with the Nevada Secretary of State designating 4,000,000 shares of preferred stock as Series A Convertible Preferred Stock. On December 22, 2004, the Company filed a Certificate of Amendment to the Certificate of Designation amending the Certificate of Designation to increase the authorized number of shares of Series A Convertible Preferred Stock to 4,820,000. As of July 2, 2018, there were no shares of Series A Convertible Stock issued and outstanding.

On August 25, 2008, the Company filed a Certificate of Designation with the Nevada Secretary of State designating 5,000,000 shares of preferred stock as Series B Convertible Preferred Stock. As of July 2, 2018, there were no shares of Series B Convertible Preferred Stock issued and outstanding.

We are now in the process of developing and carrying out a new business opportunity as an exploration stage mining company engaged in the identification, acquisition, and exploration of metals and minerals, with a focus on lithium mineralization on our mineral properties located in Quebec, Canada. We intend to conduct exploration and development programs on our recently acquired properties as described in further detail below. On December 17, 2017, we entered into a Definitive Agreement for Quadra Lithium Claims (the “Contigo Agreement”) with Contigo Resources Ltd., a corporation formed under the laws of British Columbia, Canada (“Contigo”), pursuant to which the Company acquired all of Contigo’s interest in fifty-six (56) mineral exploration titles issued by the Province of Quebec named the “Quadra Lithium Claims.” The geographic area underlying the Quadra Lithium Claims totals approximately 7,840 acres in the James Bay region of Northern Quebec, Canada. Pursuant to the terms of the Contigo Agreement, as consideration for all of Contigo’s interest in the Quadra Lithium Claims, we agreed to: (i) issue a total of 700,000 restricted shares of common stock to Contigo and its affiliate within sixty (60) days following the effective date of the Contigo Agreement, (ii) pay $20,000 USD to Contigo within one hundred twenty (120) days following the effective date of the Contigo Agreement, and (iii) grant a 2% “Net Smelter Returns Royalty” to Contigo on the Quadra Lithium Claims and on any claims or property the Company comes to own within two (2) kilometers of the limits of the Quadra Lithium Claims. The Contigo Agreement describes “Net Smelter Returns” as the actual proceeds received from any mint, smelter, refinery or other purchaser from the sale of mineral products, or proceeds received from an insurer in respect of mineral products. The Contigo Agreement provides further that the Company may purchase 1% of the Net Smelter Returns upon payment of $750,000 USD to Contigo.

Since we are an exploration stage company, there is no assurance that a commercially viable mineral reserve exists on any of our current or future properties. To date, we do not know if an economically viable mineral reserve exists on our property, and there is no assurance that we will discover one. Even if we do eventually discover mineral reserves on our property, there can be no assurance that we will be able to develop our property into a producing mine and extract those resources. Both mineral exploration and development involve a high degree of risk, and few properties which are explored are ultimately developed into producing mines.

NOTE 2 - MINING PROPERTY

The company acquired 100% ownership of fifty-six (56) mining titles totaling 7,840 acres in the James Bay region of Northern Quebec, Canada.

The Quadra Lithium Claims project is situated in a geological setting favorable for the mineralization of LCT Pegmatite deposits.

Lithium pegmatites are closely associated with their parent granites, and when studied, spatial relationships can be determined. Generally occurring on the periphery of their parent granites, geochemical relationships can indicate zonation within pegmatites and vector towards mineralization. For this reason it is important to determine subtle changes in both the granite and pegmatites. The work program will utilize a number of methods to define the geochemistry of the core project, in an attempt to map spatial relationships and further constrain potential lithium bearing pegmatites.

The proposed work program will be split into three phases, with each stage building from, and dependent upon the last.

The primary objective of the three phases will be to identify and define pegmatite targets and gather enough evidence to justify drill testing of the targets. If a coherent alteration assemblage can be determined on the property, coupled with MMI soil anomalies and/ or outcropping pegmatites in prospective areas, then potential drill targets can be defined. This would provide a solid validation for testing later on. It is important to recognize that this is an early stage exploration program and there are no guarantees that this program will identify drill targets of lithium mineralization.

Phase 1 –– Estimated Cost: $21,560

Aster Imagery processing – Interpretation of satellite images detecting numerous different wavelengths of light. Different light signatures can indicate different mineral assemblages, and consequently differing alteration. Weathering will differ between granites and pegmatites, and therefore Aster imagery can be an effective tool in identifying potential targets. Additionally, alteration zonation within the parent magma can be recognised, and when coupled with existing deposit locations, can be used to ascertain targets. The Aster imagery is purchased in 60km square sheets, it is therefore possible to process the imagery overlying the Rose deposit for comparison.

Phase 2 –– Estimated Cost: $67,636

Airborne Geophysics and Orthophoto – Conduct a detailed magnetic geophysical survey to detect variations in the earth’s magnetic field. Used to detect changes in the bedrock and map structural controls associated with pegmatites. As a parent magma cools, it contracts, forming regional faults. In the final phase of cooling, pegmatites dykes will pulse from the magma along these faults. Therefore, pegmatites will hold a strong spatial relationship with regional faults. A MAG survey will be useful in determining prominent structures across the property. The survey will use 100m spacings, with 1000m spaced tie lines. This will help define targets and delineate regions of interest for phase 3. Additionally, an orthophoto will be taken over the project. This will help with future groundwork, as well as identify potential outcrops and their orientations.

Phase 3 –– Estimated Cost: $391,129

Field work – Investigate and follow up the targets identified from phase 1 and 2. This phase will include mapping, geochemical sampling and trenching. The details and size of this program will vary dependent upon the quality and size of targets identified in phase 1 and 2. Evidence will be collated through a number of different methods with the desired intention of confirming the presence of mineralised lithium pegmatites on the property. A broad scale MMI geochemical sampling program will be conducted to test for any undercover pegmatites. MMI samples test the soil for Mobile Metal Ions, transported through groundwater. Because the process occurs rapidly, MMI is an effective method for testing young soils and till, and should not be masked by (relatively) recent events (such as transported till cover). The MMI samples will receive a multi element suite analysis, which includes Lithium, Cesium and Tantalum. Because pegmatites are geochemically distinguishable from the country rock, detection of blind bedrock may become possible. This broad sampling program will map the changing geochemical footprint of the magmatic system, and will be complimented by tightly spaced grids over the most prospective areas identified in phases 1 and 2. Country rock will be systematically grab sampled to note for changes in regional geochemistry, and any outcropping pegmatites will be thoroughly sampled for lithium grade. Depending upon surface cover and exposure, trenching by means of a can-dig portable excavator and pump may be utilised to clear prospective pegmatites or outcrop for channel sampling.

The Company will attempt to raise additional money through a private placement, public offering or through loans. The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of its properties.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Exploration Stage Company

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles related to accounting and reporting by exploration stage companies. An exploration stage company is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America(“USGAAP”), and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting. The Company has adopted a December 31 fiscal year end.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Revenue Recognition

Revenue is derived from sales of products to distributors and consumers. Revenue will be recognized when earned, as reasonably determinable in accordance with Financial Accounting Standards Board Accounting Standards Policy (“ASP”) 605-15-25, “Revenue Recognition.”

The following are the conditions that must be met in order to recognize revenue in accordance with ASP: (i) the buyer’s price is fixed or determinable as of the date of sale (presumably via executed final sales contract); (ii) the buyer has paid or is obligated to pay the seller based on nothing except the delivery of the product (i.e. cannot be contingent on any other future events); (iii) the buyer’s obligation to pay the seller changes only if the product is returned to the seller (e.g. th eft, damage, or loss of product does not negotiate buyers obligation); (iv) the buyer acquiring the product must have economic substance outside of the product provided by the seller (that is, the buyer cannot be a simple re -seller established by the seller for the purpose of what would amount to inflating recognized sales); (v) the sellers obligation to the buyer significantly ends at delivery (the seller cannot be obligated to direct buyers to the seller, substantially advertise/distri bute for the seller, etc).

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance.

Long-lived assets

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicated that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and a current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Impairment of Long-lived Assets

The Company reviews and evaluates long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The assets are subject to impairment consideration under ASC 360-10-35-17 if events or circumstances indicate that their carrying amounts might not be recoverable. When the Company determines that an impairment analysis should be done, the analysis will be performed using rules of ASC 930-360-35, Asset Impairment, and 360-10-15-3 through 15-5, Impairment or Disposal of Long-Lived Assets. The company recognized an impairment loss of $90,000 for period ending December 31, 2017.

Mineral Property Acquisition and Exploration Costs

Mineral property acquisition costs are initially capitalized when incurred. These costs are then assessed for impairment when factors are present to indicate the carrying costs may not be recoverable. Mineral exploration costs are expensed when incurred.

The properties were acquired by issuing 700,000 shares in addition to $20,000 payable at a later time. The market value at the time of issue was $.10 per share resulting in a cost of $70,000. As the value of the property is unknown at this time, the Company has written off the cost of the property.

The valuation of the mineral leases

Investment in mineral leases (share issuance)	$70,000
Investment in mineral leases (Cash Payable)	$20,000
Impairment of valuation of mineral leases	$(90,000)
Net investment in mineral leases	$0

Management determined that there was an impairment of the investment was warranted due to firstly that, no exploration being conducted on the property to date; and secondly that, no mineral resource having been identified on the property to date.

Allowance for Doubtful Accounts

An allowance for doubtful accounts on accounts receivable is charged to operations in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectability is determined to be permanently impaired.

Stock Based Compensation

When applicable, the Company will account for stock-based payments to employees in accordance with ASC 718, “Stock Compensation” (“ASC 718”). Stock-based payments to employees include grants of stock, grants of stock options and issuance of warrants that are recognized in the consolidated statement of operations based on their fair values at the date of grant.

The Company accounts for stock-based payments to non-employees in accordance with ASC 505-50, “Equity-Based Payments to Non-Employees.” Stock-based payments to non-employees include grants of stock, grants of stock options and issuances of warrants that are recognized in the consolidated statement of operations based on the value of the vested portion of the award over the requisite service period as measured at its then-current fair value as of each financial reporting date.

The Company calculates the fair value of option grants and warrants issuances utilizing the Binomial pricing model. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period. In estimating the forfeiture rate, the Company monitors both stock option and warrants exercises as well as employee termination patterns. The resulting stock-based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period.

Loss per Share

The Company reports earnings (loss) per share in accordance with ASC Topic 260-10, “Earnings per Share.” Basic earnings (loss) per share are computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Cash and Cash Equivalents

For purpose of the statements of cash flows, the Company considers cash and cash equivalents to include all stable, highly liquid investments with maturities of three months or less.

Concentration of Credit Risk

The Company primarily transacts its business with one financial institution. The amount on deposit in that one institution may from time to time exceed the federally insured limit.

Fair Value Measurements

As defined in ASC 820 “Fair Value Measurements”, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy defined by ASC 820 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for its income taxes under the provisions of ASC Topic 740, “Income Taxes.” The method of accounting for income taxes under ASC 740 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

Recent Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting the Company undertakes a study to determine the consequence of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company’s financials properly reflect the change. The Company currently does not have any recent accounting pronouncements that they are studying and feel may be applicable.

Research and Product Development

Research and product development expenses are charged to operations as incurred. For internally developed patents, all costs incurred to the point when a patent application is to be filed are expended as incurred as research and development expense. Patent application costs, generally legal costs, are expensed as research and development costs until such time as the future economic benefits of such patents become more certain. The Company has startup expenses that will be charged to stock holders’ equity upon the receipt of the capital raised and will be paid back first.

Forward Looking Statements

Statements made in this Form 10-Q that are not historical or current facts are forward-looking statements.

These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management’s best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. Among the factors that could cause actual results to differ materially from the forward-looking statements are the following: the Company’s ability to obtain necessary capital, the Company’s ability to meet anticipated development timelines, the Company’s ability to protect its proprietary technology and knowhow;, the Company’s ability to successfully consummate future acquisitions and such other risk factors identified from time to time in the Company’s reports filed with the Securities and Exchange Commission, including those filed with this Form 10-Q quarterly report. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

Fiscal year end

The Company has December 31 as its fiscal year ending date.

NOTE 4 - STOCKHOLDERS’ EQUITY

As of March 31, 2018:

Class: Common stock, $ 0.001 par value;

Number of shares authorized: 1,666,666,667 shares;

Number of shares outstanding: 67,394,661 issued and outstanding;

Total number of shareholders of record: 123.

Class: Class A, preferred stock, $ 0.001 par value;

Number of shares authorized: 4,820,000 shares;

Number of shares outstanding: 0 issued and outstanding.

Class: Class B, preferred stock, $.001 par value;

Number of shares authorized: 5,000,000 shares;

Number of shares outstanding: 0 issued and outstanding.

NOTE 5 - CONVERTIBLE NOTES PAYABLE

As of March 31, 2018, the company has one (1) convertible note outstanding. The balance of the note as of March 31, 2018 was $183,275 plus accrued interest on the note in the amount of $7,843.

During the period from April 15, 2013 through March 31, 2016, the “Original Holder” who was a related party in 2016 advanced $183,275 to the Company, which advances are evidenced by a Promissory Note dated June 30, 2016 in the face amount of $183,275. The Original Holder assigned the Original Note to an investor pursuant to a Securities Purchase Agreement dated January 13, 2017.

On August 18, 2017, the Company and the Investor agreed to exchange an $183,275 promissory note agreement which was assigned on January 13, 2017 for a new unsecured Convertible Promissory Note. The Note dated August 18, 2017, bears interest at a rate of 4% per annum and matures on February 28, 2018. The note is currently in arrears and is due and payable on demand. The note is convertible into shares of the Company’s common stock at a conversion price of $0.001. This note was issued to an “accredited investor”, as defined by Rule 501 of Regulation D promulgated under the Securities Act. The issuance of the note was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involved in any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

Per ASC 470-50-40-10b, as this transaction added a substantive conversion feature to the debt, we have determined debt extinguishment accounting rules apply. However, as there was no difference between the reacquisition price and the net carrying amount of the old debt, no gain or loss was recorded. The Company recognized the discount on the debt equal to the face value, in the amount of $183,275 for the year ended December 31, 2017.

On January 24, 2018, $6,000 of the debt was converted into 6,000,000 shares of common stock. We have not received any notice of default from the lender; however, we do intend to pay off the amount owed under this note in the future when we have sufficient funding.

NOTE 6 - RELATED PARTY TRANSACTIONS

During the year ending December 31, 2017, and three months ending March 31, 2018 The Company has paid its officer consulting fees of $ (nil). The Company owes its officer for consulting fees of $27,000 as of March 31, 2017. To Date, officer has advanced the Company $44,825 to pay vendors of the company. This advance is considered a loan that bears no interest and no maturity date. In 2016, a Related Party paid $225,000 to extinguish prior notes owed to the company, and on June 30, 2016, the Related Party was issued a Promissory Note in the amount of $183,275. The difference of $53,506 was a gain on the extinguishment of debt and was recorded in 2016 to APIC.

NOTE 7 - PENDING LITIGATION

The Company was named as one of multiple defendants in a pending lawsuit that was filed in 2011 in the United States District Court for the Northern District of Illinois (Case Number 1:11-cv-03482, United States of America et al. v. IBM Corporation et al.). The lawsuit pertains to the Company’s operations prior to 2005 when it was operating as TechAlt, Inc. and engaged in the business of producing a secure wireless communications toolset to be used by emergency first responders for interagency interoperability, communication and collaboration. The Company is one of twenty-one (21) named defendants in the case, with the lead defendant being IBM Corporation. The case was filed on behalf of the United States and the State of Illinois against the twenty-one (21) defendants, claiming that the defendants had violated certain provisions of the federal False Claims Act and the Illinois False Claims Act in connection with a project carried out under a federal grant program initiated by the Department of Homeland Security which utilized a mobile platform system initially designed by the Company in or around 2003. Our management believes the claims asserted against the Company in this action have no merit.

NOTE 8 - INCOME TAXES

The Company accounts for its income taxes under the provisions of ASC Topic 740, “Income Taxes.” The method of accounting for income taxes under ASC 740 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company adopted the provisions of ASC 740-10-50, formerly FIN 48, and “Accounting for Uncertainty in Income Taxes”. The Company had no material unrecognized income tax assets or liabilities as of December 31, 2017.

The Company’s policy regarding income tax interest and penalties is to expense those items as general and administrative expense but to identify them for tax purposes. During years 2017 and 2016, the company incurred net losses of $6,340,502 and $3,666 respectively. Using the U.S. Federal statutory income tax rate of 34%, the total amount of loss available for valuation allowance for years 2017 and 2016 was $2,155,771 and $1,246 respectively. As a result there were no income tax, or related interest and penalty items in the income statement, or liabilities on the balance sheet due to the company’s net loss. We are not currently involved in any income tax examinations. As of December 31, 2017, the tax years 2016, 2015 and 2014 for the Company remains open for IRS audit. The Company has received no notice of audit or any notifications from the IRS for any of the open tax years.

NOTE 9 - GOING CONCERN AND MANAGEMENT PLANS

As of March 31, 2018, the Company’s cash on hand was $0. As of March 31, 2018, the Company plans on meeting its current liquidity requirements principally through the private placement of common and/or debt financing in addition to loans by management.

If the Company is unable to raise additional capital, the Company may have to curtail its research and development efforts, delay payments to vendors, and/or initiate cost reductions, which would have a material adverse effect on the Company’s business, financial condition and results of operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 10 - SUBSEQUENT EVENTS

In accordance with ASC 855, management evaluated all of our activities through the issue date of the financial statements and concluded that except as described below, no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

FINRA approved the name change to Core Lithium Corp, and Cusip number changed to 21871R102 on April 11, 2018.

The company sold a Revolving Credit line Convertible Debenture to an Investor in the amount , up to an aggregate principal amount of $1,000,000 (including the Initial Advance) (the “Full Commitment Amount”) on May 15, 2018. On May 17, the Holder has loaned to the Company an aggregate principal amount of $20,000 (the “Initial Advance”). On May 30, The Holder has loaned to the Company a 2nd Draw Down in the amount of $26,508.50. The Note bears interest at a rate of 10% per annum and the applicable Repayment Date for each Draw Down and for the Initial Advance shall be the one year anniversary of the date such funds are initially advanced to the Company. The note is convertible into shares of the Company’s common stock at a conversion price of $0.25. This note was issued to an “accredited investor”, as defined by Rule 501 of Regulation D promulgated under the Securities Act. The issuance of the note was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involved in any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

b)	Exhibits

INDEX TO EXHIBITS

The following exhibits are filed with this Registration Statement:

Exhibit No.	Description

3(i)	Articles of Incorporation, as amended.
3(ii)	Bylaws.
4.1	Certificate of Designation of Series A Convertible Preferred Stock dated August 23, 2004.
4.2	Amendment to Certificate of Designation of Series A Convertible Preferred Stock dated December 22, 2004.
4.3	Certificate of Designation of Series B Convertible Preferred Stock dated August 25, 2008.
10.1	Amended Executive Consulting Agreement dated December 15, 2017, by and between the Company and Christopher P. Vallos.
10.2	Definitive Agreement for Quadra Lithium Claims dated December 17, 2017, by and between the Company and Contigo Resources Ltd.
10.3	Advisory Board Agreement dated February 13, 2018, by and between the Company and Dov Zaidman.
10.4	Advisory Board Agreement dated February 13, 2018, by and between the Company and Ed Morrow.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on July 6, 2018.

CORE LITHIUM CORP.

By:	/s/ Christopher P. Vallos
Name: Christopher P. Vallos
Title: President